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EXHIBIT 99-1

Audited Consolidated Financial Statements of Suncor Energy Inc. for the fiscal year ended December 31, 2019

MANAGEMENT'S STATEMENT
OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Suncor Energy Inc. is responsible for the presentation and preparation of the accompanying consolidated financial statements of Suncor Energy Inc. and all related financial information contained in the Annual Report, including Management's Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to publicly accountable enterprises, which is within the framework of International Financial Reporting Standards as issued by the International Accounting Standards Board incorporated into the Canadian Institute of Chartered Professional Accountants Handbook Part 1. They include certain amounts that are based on estimates and judgments.

In management's opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies adopted by management. If alternate accounting methods exist, management has chosen those policies it deems the most appropriate in the circumstances. In discharging its responsibilities for the integrity and reliability of the financial statements, management maintains and relies upon a system of internal controls designed to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. These controls include quality standards in hiring and training of employees, formalized policies and procedures, a corporate code of conduct and associated compliance program designed to establish and monitor conflicts of interest, the integrity of accounting records and financial information, among others, and employee and management accountability for performance within appropriate and well-defined areas of responsibility.

The system of internal controls is further supported by the professional staff of an internal audit function who conduct periodic audits of the company's financial reporting.

The Audit Committee of the Board of Directors, currently composed of four independent directors, reviews the effectiveness of the company's financial reporting systems, management information systems, internal control systems and internal auditors. It recommends to the Board of Directors the external auditor to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. In addition, it reviews with management and the external auditor any significant financial reporting issues, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material for financial reporting purposes. The Audit Committee appoints the independent reserve consultants. The Audit Committee meets at least quarterly to review and approve interim financial statements prior to their release, as well as annually to review Suncor's annual financial statements and Management's Discussion and Analysis, Annual Information Form/Form 40-F, and annual reserves estimates, and recommend their approval to the Board of Directors. The internal auditors and the external auditor, KPMG LLP, have unrestricted access to the company, the Audit Committee and the Board of Directors.

Mark Little	Alister Cowan
President and Chief Executive Officer	Chief Financial Officer

February 26, 2020

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The following report is provided by management in respect of the company's internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934):

MANAGEMENT'S REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

1.
Management is responsible for establishing and maintaining adequate internal control over the company's financial reporting.

2.
Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework (2013) in Internal Control – Integrated Framework to evaluate the effectiveness of the company's internal control over financial reporting.

3.
Management has assessed the effectiveness of the company's internal control over financial reporting as at December 31, 2019, and has concluded that such internal control over financial reporting was effective as of that date. In addition, based on this assessment, management determined that there were no material weaknesses in internal control over financial reporting as at December 31, 2019. Because of inherent limitations, systems of internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

4.
The effectiveness of the company's internal control over financial reporting as at December 31, 2019 has been audited by KPMG LLP, independent auditor, as stated in their report which appears herein.

Mark Little	Alister Cowan
President and Chief Executive Officer	Chief Financial Officer

February 26, 2020

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Suncor Energy Inc.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheet of Suncor Energy Inc. (the Company) as of December 31, 2019, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019 based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Change in Accounting Principle

As discussed in Note 5 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of International Financial Reporting Standard 16 — Leases.

Comparative Information

As discussed in Note 6 of the consolidated financial statements, the 2018 segmented information has been restated to conform with the current year presentation. We have audited the adjustments as part of our audit of the consolidated financial statements as at and for the year ended December 31, 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as

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necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of the assessment of indicators of impairment loss or reversal related to Oil Sands and Exploration and Production property, plant and equipment

As discussed in Note 15 to the consolidated financial statements, when circumstances indicate that a cash-generating unit ("CGU") may be impaired or a previous impairment reversed, the Company compares the carrying amount of the CGU to its recoverable amount. At each reporting date, the Company analyzes indicators of impairment loss or reversal ("impairment indicators"), such as significant increases or decreases in forecasted production volumes (which include assumptions related to proved and probable oil reserves), commodity prices, capital expenditures and operating costs (collectively, "reserve assumptions"). The estimate of reserve assumptions requires the expertise of reservoir engineering specialists. The Company engages independent reservoir engineering specialists to evaluate the Company's proved and probable oil reserves. The carrying amount of the Company's property, plant and equipment balance as of December 31, 2019 was $72,640 million.

We identified the evaluation of the assessment of impairment indicators related to the Oil Sands and Exploration and Production property, plant and equipment as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the reserve assumptions used by the Company in their assessment.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company's assessment of impairment indicators, including controls related to the reserve assumptions. We evaluated the Company's reserve assumptions by comparing the current year externally evaluated proved and probable oil reserves to historical results. We compared the Company's current year actual production volumes, operating costs and capital expenditures to those respective assumptions used in the prior year estimate of proved and probable reserves to assess the Company's ability to accurately forecast. We evaluated the Company's future commodity price estimates by comparing to a number of publicly available external price curves for the same benchmark pricing. We evaluated the competence, capabilities, and objectivity of the Company's independent reservoir engineering specialists engaged by the Company who evaluated proved and probable oil reserves. We evaluated the methodology used by the independent reservoir engineering specialists to evaluate proved and probable oil reserves for compliance with regulatory standards.

Assessment of the impairment of the Fort Hills and White Rose cash generating units

As discussed in note 15 to the consolidated financial statements, the Company recorded an impairment charge of $4,237 million related to the Fort Hills and White Rose cash generating units ("CGUs"). The Company identified an indicator of impairment at December 31, 2019 for both the Fort Hills and White Rose CGUs and performed impairment tests to determine the recoverable amount of the CGUs. The estimated recoverable amount of these CGUs involves numerous assumptions, including forecasted production volumes, commodity prices, operating costs, capital expenditures ("forecasted cash flow assumptions") and discount rates.

We identified the assessment of the impairment of the Fort Hills and White Rose CGUs as a critical audit matter. A high degree of subjective auditor judgment was required in evaluating the Company's forecasted cash flow and discount rate assumptions as minor changes to these assumptions have a significant effect on the Company's calculation of the recoverable amount of the CGUs. A high degree of subjective auditor judgement was also required to evaluate the externally evaluated proved and probable oil reserves which were used to assess the Company's forecasted cash flow assumptions.

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The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company's determination of the recoverable amount of the CGUs being tested, including controls related to determination of the forecasted cash flow and discount rate assumptions. We performed sensitivity analyses over the discount rate and forecasted commodity price assumptions to assess their impact on the Company's determination of the recoverable amount for each CGU tested. We evaluated the Company's future commodity price estimates by comparing to a number of publicly available external price curves for the same benchmark pricing. We evaluated the forecasted production volumes, operating costs and capital expenditure assumptions used in the impairment test by comparing to the current year externally evaluated proved and probable oil reserves as well as to historical results. We assessed differences between management's forecasted cash flow assumptions and the externally evaluated proved and probable oil reserves by comparing to recent historical results. We compared the Company's current year actual production volumes, operating costs and capital expenditures to those assumptions used in the prior year externally evaluated proved and probable oil reserves to assess the Company's ability to accurately forecast. We evaluated the competence, capabilities and objectivity of the independent reservoir engineering specialists engaged by the Company, who evaluated the proved and probable oil reserves. We evaluated the methodology used by independent reservoir engineering specialists to estimate proved and probable oil reserves for compliance with regulatory standards. We involved a valuation professional with specialized skills and knowledge, who assisted in evaluating the Company's CGU discount rate assumptions, by comparing them against publicly available market data and other external data. The valuation professional estimated the recoverable amount of the CGUs using the estimate of the CGUs' forecasted cash flows and the discount rate evaluated by the specialist and compared the resulting recoverable amount to market and other external pricing data.

Chartered Professional Accountants

Calgary, Alberta, Canada

February 26, 2020

We have served as the Company's auditor since 2019.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Suncor Energy Inc.

Opinion on the Consolidated Financial Statements

We have audited the Consolidated Balance Sheet of Suncor Energy Inc. and its subsidiaries (together, the "Company") as of December 31, 2018, and the related Consolidated Statements of Comprehensive Income, Changes in Equity and Cash Flows for the year then ended, including the related notes (collectively referred to as the Consolidated Financial Statements) before the effects of the adjustments to retrospectively restate and reallocate segmented results as described in Note 6.

In our opinion, the Consolidated Financial Statements, before the effects of the adjustments to retrospectively restate and reallocate segmented results as described in Note 6, present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of operations and cash flows for the year ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") (the 2018 financial statements before the effects of the adjustments discussed in Note 6 are not presented herein).

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively restate and reallocate segmented results as described in Note 6 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These Consolidated Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Consolidated Financial Statements, before the effects of the adjustments described above, based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these Consolidated Financial Statements, before the effects of the adjustments described above, in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the Consolidated Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Consolidated Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Consolidated Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Chartered Professional Accountants

Calgary, Alberta, Canada

February 28, 2019

We served as the Company's auditor from 1972 to 2019.

86  2019 ANNUAL REPORT   Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31 ($ millions)	Notes	2019	2018

Revenues and Other Income

Operating revenues, net of royalties	6	38 344	38 542

Other income	7	645	444

		38 989	38 986

Expenses

Purchases of crude oil and products		12 562	14 133

Operating, selling and general	8 and 25	11 244	10 573

Transportation		1 442	1 319

Depreciation, depletion, amortization and impairment	15	10 572	5 738

Exploration		256	122

Gain on asset exchange and disposals	34	(253)	(24)

Financing expenses	9	633	2 142

		36 456	34 003

Earnings before Income Taxes		2 533	4 983

Income Tax (Recovery) Expense	10

Current		1 552	1 250

Deferred	10 and 15	(1 918)	440

		(366)	1 690

Net Earnings		2 899	3 293

Other Comprehensive (Loss) Income

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment		(177)	267

Items That Will Not be Reclassified to Earnings:

Actuarial (loss) gain on employee retirement benefit plans, net of income taxes		(48)	103

Other Comprehensive (Loss) Income		(225)	370

Total Comprehensive Income		2 674	3 663

Per Common Share (dollars)	11

Net earnings – basic		1.86	2.03

Net earnings – diluted		1.86	2.02

Cash dividends		1.68	1.44

The accompanying notes are an integral part of the consolidated financial statements.

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CONSOLIDATED BALANCE SHEETS

($ millions)	Notes	December 31 2019	December 31 2018

Assets

Current assets

Cash and cash equivalents	12	1 960	2 221

Accounts receivable		4 052	3 206

Inventories	14	3 761	3 159

Income taxes receivable		133	114

Total current assets		9 906	8 700

Property, plant and equipment, net	5, 15, 16, 33 and 34	72 640	74 245

Exploration and evaluation	17	2 428	2 319

Other assets	18	1 194	1 126

Goodwill and other intangible assets	19	3 058	3 061

Deferred income taxes	10	209	128

Total assets		89 435	89 579

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	20	2 155	3 231

Current portion of long-term debt	20	—	229

Current portion of long-term lease liabilities	5	310	—

Accounts payable and accrued liabilities		6 555	5 647

Current portion of provisions	23	631	667

Income taxes payable		886	535

Total current liabilities		10 537	10 309

Long-term debt	20	12 884	13 890

Long-term lease liabilities	5	2 621	—

Other long-term liabilities	21	2 499	2 346

Provisions	23	8 676	6 984

Deferred income taxes	10 and 15	10 176	12 045

Equity		42 042	44 005

Total liabilities and shareholders' equity		89 435	89 579

The accompanying notes are an integral part of the consolidated financial statements.

Approved on behalf of the Board of Directors:

Mark Little	Patricia M. Bedient
Director	Director

February 26, 2020

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CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 ($ millions)	Notes	2019	2018

Operating Activities

Net earnings		2 899	3 293

Adjustments for:

Depreciation, depletion, amortization and impairment		10 572	5 738

Deferred income tax (recovery) expense	10 and 15	(1 918)	440

Accretion		270	266

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt		(624)	1 090

Change in fair value of financial instruments and trading inventory		107	(179)

Gain on asset exchange and disposals	34	(253)	(24)

Share-based compensation		44	(117)

Exploration		66	11

Settlement of decommissioning and restoration liabilities		(464)	(469)

Other		119	123

(Increase) decrease in non-cash working capital	13	(397)	408

Cash flow provided by operating activities		10 421	10 580

Investing Activities

Capital and exploration expenditures		(5 558)	(5 406)

Acquisitions	32 to 34	—	(1 230)

Proceeds from disposal of assets		274	84

Other investments	34	(213)	(170)

Decrease in non-cash working capital	13	409	25

Cash flow used in investing activities		(5 088)	(6 697)

Financing Activities

Net (decrease) increase in short-term debt		(982)	866

Net increase (decrease) in long-term debt	20	557	(186)

Lease liability payments	5	(307)	—

Issuance of common shares under share option plans		90	286

Purchase of common shares	24	(2 274)	(3 053)

Distributions relating to non-controlling interest		(7)	(6)

Dividends paid on common shares		(2 614)	(2 333)

Cash flow used in financing activities		(5 537)	(4 426)

Decrease in Cash and Cash Equivalents		(204)	(543)

Effect of foreign exchange on cash and cash equivalents		(57)	92

Cash and cash equivalents at beginning of year		2 221	2 672

Cash and Cash Equivalents at End of Year		1 960	2 221

Supplementary Cash Flow Information

Interest paid		996	800

Income taxes paid		1 033	645

The accompanying notes are an integral part of the consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

($ millions)	Notes	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2017		26 606	567	809	17 401	45 383	1 640 983

Net earnings		—	—	—	3 293	3 293	—

Foreign currency translation adjustment		—	—	267	—	267	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $39	22	—	—	—	103	103	—

Total comprehensive income		—	—	267	3 396	3 663	—

Issued under share option plans		358	(73)	—	—	285	7 927

Purchase of common shares for cancellation	24	(1 040)	—	—	(2 013)	(3 053)	(64 426)

Change in liability for share purchase commitment	24	(14)	—	—	28	14	—

Share-based compensation	25	—	46	—	—	46	—

Dividends paid on common shares		—	—	—	(2 333)	(2 333)	—

At December 31, 2018		25 910	540	1 076	16 479	44 005	1 584 484

At January 1, 2019		25 910	540	1 076	16 479	44 005	1 584 484

Adoption of IFRS 16 impact	5	—	—	—	14	14	—

At January 1, 2019, adjusted		25 910	540	1 076	16 493	44 019	1 584 484

Net earnings		—	—	—	2 899	2 899	—

Foreign currency translation adjustment		—	—	(177)	—	(177)	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $23	22	—	—	—	(48)	(48)	—

Total comprehensive (loss) income		—	—	(177)	2 851	2 674	—

Issued under share option plans		116	(24)	—	—	92	2 688

Purchase of common shares for cancellation	24	(905)	—	—	(1 369)	(2 274)	(55 298)

Change in liability for share purchase commitment	24	46	—	—	49	95	—

Share-based compensation	25	—	50	—	—	50	—

Dividends paid on common shares		—	—	—	(2 614)	(2 614)	—

At December 31, 2019		25 167	566	899	15 410	42 042	1 531 874

The accompanying notes are an integral part of the consolidated financial statements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor is strategically focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, the company explores for, acquires, develops, produces, transports, refines and markets crude oil in Canada and internationally, Suncor markets petroleum and petrochemical products primarily in Canada, under the Petro-Canada® brand. The company also operates a renewable energy business and conducts energy trading activities focused principally in the marketing and trading of crude oil, natural gas, byproducts, refined products, and power.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian generally accepted accounting principles (GAAP) as contained within Part 1 of the Canadian Institute of Chartered Professional Accountants Handbook.

Suncor's accounting policies are based on IFRS issued and outstanding for all periods presented in these consolidated financial statements. These consolidated financial statements were approved by the Board of Directors on February 26, 2020.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in note 3. The accounting policies described in note 3 have been applied consistently to all periods presented in these consolidated financial statements with the exception of IFRS 16 Leases. Refer to note 5.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of the consolidated financial statements are described in note 4.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation

The company consolidates its interests in entities it controls. Control comprises the power to govern an entity's financial and operating policies to obtain benefits from its activities, and is a matter of judgment. All intercompany balances and transactions are eliminated on consolidation.

(b) Joint Arrangements

Joint arrangements represent arrangements in which two or more parties have joint control established by a contractual agreement. Joint control only exists when decisions about the activities that most significantly affect the returns of the investee are unanimous. Joint arrangements can be classified as either a joint operation or a joint venture. The classification of joint arrangements requires judgment. In determining the classification of its joint arrangements, the company considers the contractual rights and obligations of each investor and whether the legal structure of the joint arrangement gives the entity direct rights to the assets and obligations for the liabilities.

Where the company has rights to the assets and obligations for the liabilities of a joint arrangement, such arrangement is classified as a joint operation and the company's proportionate share of the joint operation's assets, liabilities, revenues and expenses are included in the consolidated financial statements, on a line-by-line basis.

Where the company has rights to the net assets of an arrangement, the arrangement is classified as a joint venture and accounted for using the equity method of accounting. Under the equity method, the company's initial investment is

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recognized at cost and subsequently adjusted for the company's share of the joint venture's income or loss, less distributions received.

(c) Foreign Currency Translation

Functional currencies of the company's individual entities are the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the appropriate functional currency at foreign exchange rates that approximate those on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the appropriate functional currency at foreign exchange rates as at the balance sheet date. Foreign exchange differences arising on translation are recognized in net earnings. Non-monetary assets that are measured in a foreign currency at historical cost are translated using the exchange rate at the date of the transaction.

In preparing the company's consolidated financial statements, the financial statements of each entity are translated into Canadian dollars. The assets and liabilities of foreign operations are translated into Canadian dollars at exchange rates as at the balance sheet date. Revenues and expenses of foreign operations are translated into Canadian dollars using foreign exchange rates that approximate those on the date of the underlying transaction. Foreign exchange differences are recognized in Other Comprehensive Income.

If the company or any of its entities disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the accumulated foreign currency translation gains or losses related to the foreign operation are recognized in net earnings.

(d) Revenues

Revenue from the sale of crude oil, natural gas, natural gas liquids, purchased products, refined petroleum products and power represent the company's contractual arrangements with customers. Revenue is recorded when control passes to the customer, in accordance with specified contract terms. All operating revenue is earned at a point in time and is based on the consideration that the company expects to receive for the transfer of the goods to the customer. Revenues are usually collected in the month following delivery except retail gasoline, diesel and ancillary products which are due upon delivery and, accordingly, the company doesn't adjust consideration for the effects of a financing component.

Revenue from oil and natural gas production is recorded net of royalty expense.

International operations conducted pursuant to Production Sharing Contracts (PSCs) are reflected in the consolidated financial statements based on the company's working interest. Each PSC establishes the exploration, development and operating costs the company is required to fund and establishes specific terms for the company to recover these costs and to share in the production profits. Cost recovery is generally limited to a specified percentage of production during each fiscal year (Cost Recovery Oil). Any Cost Recovery Oil remaining after costs have been recovered is referred to as Excess Petroleum and is shared between the company and the respective government. Assuming collection is reasonably assured, the company's share of Cost Recovery Oil and Excess Petroleum are reported as revenue when the sale of product to a third party occurs. Revenue also includes income taxes paid on the company's behalf by government joint venture partners.

(e) Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in banks, term deposits, certificates of deposit and all other highly liquid investments at the time of purchase.

(f) Inventories

Inventories of crude oil and refined products, other than inventories held for trading purposes, are valued at the lower of cost, using the first-in, first-out method, and net realizable value. Cost of inventory consists of purchase costs, direct production costs, direct overhead and depreciation, depletion and amortization. Materials and supplies are valued at the lower of average cost and net realizable value.

Inventories held for trading purposes are carried at fair value less costs of disposal, and any changes in fair value are recognized in Other Income within the respective reporting segment to which the trading activity relates.

(g) Assets Held for Sale

Assets and the associated liabilities are classified as held for sale if their carrying amounts are expected to be recovered through a disposition rather than through continued use. The assets or disposal groups are measured at the lower of their carrying amount or estimated fair value less costs of disposal. Impairment losses on initial classification as well as subsequent gains or losses on remeasurement are recognized in Depreciation, Depletion, Amortization and Impairment. When the assets or disposal groups are sold, the gains or losses on the sale are recognized in Gain on Disposal of Assets. Assets classified as held for sale are not depreciated, depleted or amortized.

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(h) Exploration and Evaluation Assets

The costs to acquire non-producing oil and gas properties or licences to explore, drill exploratory wells and the costs to evaluate the commercial potential of underlying resources, including related borrowing costs, are initially capitalized as Exploration and Evaluation assets. Certain exploration costs, including geological, geophysical and seismic expenditures and delineation on oil sands properties, are charged to Exploration expense as incurred.

Exploration and Evaluation assets are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. If an area or exploration well is no longer considered commercially viable, the related capitalized costs are charged to Exploration expense.

When management determines with reasonable certainty that an Exploration and Evaluation asset will be developed, as evidenced by the classification of proved or probable reserves and the appropriate internal and external approvals, the asset is transferred to Property, Plant and Equipment.

(i) Property, Plant and Equipment

Property, Plant and Equipment are initially recorded at cost.

The costs to acquire developed or producing oil and gas properties, and to develop oil and gas properties, including completing geological and geophysical surveys and drilling development wells, and the costs to construct and install development infrastructure, such as wellhead equipment, well platforms, well pairs, offshore platforms, subsea structures and an estimate of asset retirement costs, are capitalized as oil and gas properties within Property, Plant and Equipment.

The costs to construct, install and commission, or acquire, oil and gas production equipment, including oil sands upgraders, extraction plants, mine equipment, processing and power generation facilities, utility plants, and all renewable energy, refining, and marketing assets, are capitalized as plant and equipment within Property, Plant and Equipment.

Stripping activity required to access oil sands mining resources incurred in the initial development phase is capitalized as part of the construction cost of the mine. Stripping costs incurred in the production phase are charged to expense as they normally relate to production for the current period.

The costs of planned major inspection, overhaul and turnaround activities that maintain Property, Plant and Equipment and benefit future years of operations are capitalized. Recurring planned maintenance activities performed on shorter intervals are expensed as operating costs. Replacements outside of a major inspection, overhaul or turnaround are capitalized when it is probable that future economic benefits will be realized by the company and the associated carrying amount of the replaced component is derecognized.

Borrowing costs relating to assets that take over one year to construct are capitalized as part of the asset. Capitalization of borrowing costs ceases when the asset is in the location and condition necessary for its intended use, and is suspended when construction of an asset is ceased for extended periods.

(j) Depreciation, Depletion and Amortization

Exploration and Evaluation assets are not subject to depreciation, depletion and amortization. Once transferred to oil and gas properties within Property, Plant and Equipment and commercial production commences, these costs are depleted on a unit-of-production basis over proved developed reserves, with the exception of exploration and evaluation costs associated with oil sands mines, which are depreciated on a straight-line basis over the life of the mine, and property acquisition costs, which are depleted over proved reserves.

Capital expenditures are not depreciated or depleted until assets are substantially complete and ready for their intended use.

Costs to develop oil and gas properties other than certain oil sands mining assets, including costs of dedicated infrastructure, such as well pads and wellhead equipment, are depleted on a unit-of-production basis over proved developed reserves. A portion of these costs may not be depleted if they relate to undeveloped reserves. Costs related to offshore facilities are depleted over proved and probable reserves. Costs to develop and construct oil sands mines are depreciated on a straight-line basis over the life of the mine.

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Major components of Property, Plant and Equipment are depreciated on a straight-line basis over their expected useful lives.

Oil sands upgraders, extraction plants and mine facilities	20 to 40 years

Oil sands mine equipment	5 to 15 years

Oil sands in situ processing facilities	30 years

Power generation and utility plants	30 to 40 years

Refineries and other processing plants	20 to 40 years

Marketing and other distribution assets	10 to 40 years

The costs of major inspection, overhaul and turnaround activities that are capitalized are depreciated on a straight-line basis over the period to the next scheduled activity, which varies from two to five years.

Depreciation, depletion and amortization rates are reviewed annually or when events or conditions occur that impact capitalized costs, reserves or estimated service lives.

Right-of-use assets within Property, Plant and Equipment are depreciated on a straight-line basis over the shorter of the estimated useful life of the right-of-use asset or the lease term.

(k) Goodwill and Other Intangible Assets

The company accounts for business combinations using the acquisition method. The excess of the purchase price over the fair value of the identifiable net assets represents goodwill, and is allocated to the cash generating units (CGUs) or groups of CGUs expected to benefit from the business combination.

Other intangible assets include acquired customer lists and brand value.

Goodwill and brand value have indefinite useful lives and are not subject to amortization. Customer lists are amortized over their expected useful lives, which range from five to ten years. Expected useful lives of other intangible assets are reviewed on an annual basis.

(l) Impairment of Assets

Non-Financial Assets

Property, Plant and Equipment and Exploration and Evaluation assets are reviewed quarterly to assess whether there is any indication of impairment. Goodwill and intangible assets that have an indefinite useful life are tested for impairment annually. Exploration and Evaluation assets are also tested for impairment immediately prior to being transferred to Property, Plant and Equipment.

If any indication of impairment exists, an estimate of the asset's recoverable amount is calculated as the higher of the fair value less costs of disposal and value-in-use. In determining fair value less costs of disposal, recent market transactions are considered, if available. In the absence of such transactions, an appropriate valuation model is used. Value-in-use is assessed using the present value of the expected future cash flows of the relevant asset. If the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, the asset is tested as part of a CGU, which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. An impairment loss is the amount by which the carrying amount of the individual asset or CGU exceeds its recoverable amount.

Impairments may be reversed for all CGUs and individual assets, other than goodwill, if there has been a change in the estimates and judgments used to determine the asset's recoverable amount. If such indication exists, the carrying amount of the CGU or asset is increased to its revised recoverable amount, which cannot exceed the carrying amount that would have been determined, net of depletion, depreciation and amortization, had no impairment been recognized.

Impairments and impairment reversals are recognized within Depreciation, Depletion, Amortization and Impairment.

Financial Assets

At each reporting date, the company assesses whether there is evidence indicating that financial assets measured at amortized cost may be impaired. If a financial asset measured at amortized cost is determined to be impaired, the impairment is recognized in Operating, Selling and General expense.

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(m) Provisions

Provisions are recognized by the company when it has a legal or constructive obligation as a result of past events, it is probable that an outflow of economic resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are recognized for decommissioning and restoration obligations associated with the company's Exploration and Evaluation assets and Property, Plant and Equipment. Provisions for decommissioning and restoration obligations are measured at the present value of management's best estimate of the future cash flows required to settle the present obligation, using the credit-adjusted risk-free interest rate. The value of the obligation is added to the carrying amount of the associated asset and amortized over the useful life of the asset. The provision is accreted over time through Financing Expense with actual expenditures charged against the accumulated obligation. Changes in the future cash flow estimates resulting from revisions to the estimated timing or amount of undiscounted cash flows are recognized as a change in the decommissioning and restoration provision and related asset.

(n) Income Taxes

The company follows the liability method of accounting for income taxes whereby deferred income taxes are recorded for the effect of differences between the accounting and income tax basis of an asset or liability. Deferred income tax assets and liabilities are measured using enacted or substantively enacted income tax rates as at the balance sheet date that are anticipated to apply to taxable income in the years in which temporary differences are anticipated to be recovered or settled. Changes to these balances are recognized in net earnings or in Other Comprehensive Income in the period they occur. Investment tax credits are recorded as a reduction to the related expenditures.

The company recognizes the financial statement impact of a tax filing position when it is probable, based on the technical merits, that the position will be sustained upon audit. The company assesses possible outcomes and their associated probabilities. If the company determines payment is probable, it measures the tax provision at the best estimate of the amount of tax payable.

(o) Pensions and Other Post-Retirement Benefits

The company sponsors defined benefit pension plans, defined contribution pension plans and other post-retirement benefits.

The cost of pension benefits earned by employees in the defined contribution pension plan is expensed as incurred. The cost of defined benefit pension plans and other post-retirement benefits are actuarially determined using the projected unit credit method based on present pay levels and management's best estimates of demographic and financial assumptions. Pension benefits earned during the current year are recorded in Operating, Selling and General expense. Interest costs on the net unfunded obligation are recorded in Financing Expense. Any actuarial gains or losses are recognized immediately through Other Comprehensive Income and transferred directly to Retained Earnings.

The liability recognized on the balance sheet is the present value of the defined benefit obligations net of the fair value of plan assets.

(p) Share-Based Compensation Plans

Under the company's share-based compensation plans, share-based awards may be granted to executives, employees and non-employee directors. Compensation expense is recorded in Operating, Selling and General expense.

Share-based compensation awards that settle in cash or have the option to settle in cash or shares are accounted for as cash-settled plans. These are measured at fair value each reporting period using the Black-Scholes options pricing model. The expense is recognized over the vesting period, with a corresponding adjustment to the outstanding liability. When awards are surrendered for cash, the cash settlement paid reduces the outstanding liability. When awards are exercised for common shares, consideration paid by the holder and the previously recognized liability associated with the options are recorded to Share Capital.

Stock options that give the holder the right to purchase common shares are accounted for as equity-settled plans. The expense is based on the fair value of the options at the time of grant using the Black-Scholes options pricing model and is recognized over the vesting periods of the respective options. A corresponding increase is recorded to Contributed Surplus. Consideration paid to the company on exercise of options is credited to Share Capital and the associated amount in Contributed Surplus is reclassified to Share Capital.

(q) Financial Instruments

The company classifies its financial instruments into one of the following categories: fair value through profit or loss (FVTPL), fair value through other comprehensive income, or at amortized cost. This determination is made at initial recognition. All

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financial instruments are initially recognized at fair value on the balance sheet, net of any transaction costs except for financial instruments classified as FVTPL, where transaction costs are expensed as incurred. Subsequent measurement of financial instruments is based on their classification. The company classifies its derivative financial instruments as FVTPL, cash and cash equivalents and accounts receivable as financial assets at amortized cost, and accounts payable and accrued liabilities, debt, and other long-term liabilities as financial liabilities at amortized cost.

In circumstances where the company consolidates a subsidiary in which there are other owners with a non-controlling interest and the subsidiary has a non-discretionary obligation to distribute cash based on a predetermined formula to the non-controlling owners, the non-controlling interest is classified as a financial liability rather than equity in accordance with IAS 32 Financial Instruments: Presentation. The non-controlling interest liability is classified as an amortized cost liability and is presented within Other Long-Term Liabilities. The balance is accreted based on current period interest expense recorded using the effective interest method and decreased based on distributions made to the non-controlling owners.

The company uses derivative financial instruments, such as physical and financial contracts, either to manage certain exposures to fluctuations in interest rates, commodity prices and foreign exchange rates, as part of its overall risk management program. Earnings impacts from derivatives used to manage a particular risk are reported as part of Other Income in the related reporting segment.

Certain physical commodity contracts, when used for trading purposes, are deemed to be derivative financial instruments for accounting purposes. Physical commodity contracts entered into for the purpose of receipt or delivery in accordance with the company's expected purchase, sale or usage requirements are not considered to be derivative financial instruments and are accounted for as executory contracts.

Derivatives embedded in other financial instruments or other host contracts are recorded as separate derivatives when their risks and characteristics are not closely related to those of the host contract.

(r) Hedging Activities

The company may apply hedge accounting to arrangements that qualify for designated hedge accounting treatment. Documentation is prepared at the inception of a hedge relationship in order to qualify for hedge accounting. Designated hedges are assessed at each reporting date to determine if the relationship between the derivative and the underlying hedged item accomplishes the company's risk management objectives for financial and non-financial risk exposures.

If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and in the fair value of the underlying hedged item are recognized in net earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in fair value of the derivative are initially recorded in Other Comprehensive Income and are recognized in net earnings when the hedged item is realized. Ineffective portions of changes in the fair value of cash flow hedges are recognized in net earnings immediately. Changes in the fair value of a derivative designated in a fair value or cash flow hedge are recognized in the same line item as the underlying hedged item.

The company did not apply hedge accounting to any of its derivative instruments for the years ended December 31, 2019 or 2018.

(s) Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any tax effects. When the company repurchases its own common shares, share capital is reduced by the average carrying value of the shares repurchased. The excess of the purchase price over the average carrying value is recognized as a deduction from Retained Earnings. Shares are cancelled upon repurchase.

(t) Dividend Distributions

Dividends on common shares are recognized in the period in which the dividends are declared by the company's Board of Directors.

(u) Earnings per Share

Basic earnings per share is calculated by dividing the net earnings for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive common shares related to the company's share-based compensation plans. The number of shares included is computed using the treasury stock method. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period.

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(v) Emissions Obligations

Emissions obligations are measured at the weighted average cost per unit of emissions expected to be incurred in the compliance period and are recorded in the period in which the emissions occur within Operating, Selling and General expense.

Purchases of emissions rights are recognized as Other Assets on the balance sheet and are measured at historical cost. Emissions rights received by way of grant are recorded at a nominal amount.

4. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, losses, and disclosures of contingencies. These estimates and judgments are subject to change based on experience and new information. The financial statement areas that require significant estimates and judgments are as follows:

Oil and Gas Reserves

The company's estimate of oil and gas reserves is considered in the measurement of depletion, depreciation, impairment, and decommissioning and restoration obligations. The estimation of reserves is an inherently complex process and involves the exercise of professional judgment. All reserves have been evaluated at December 31, 2019 by independent qualified reserves evaluators. Oil and gas reserves estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2019, which could differ significantly from other points in time throughout the year, or future periods. Changes in market and regulatory conditions and assumptions can materially impact the estimation of net reserves.

Oil and Gas Activities

The company is required to apply judgment when designating the nature of oil and gas activities as exploration, evaluation, development or production, and when determining whether the costs of these activities shall be expensed or capitalized.

Exploration and Evaluation Costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop the project. Level of drilling success or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures are important judgments when making this determination. Management uses judgment to determine when these costs are reclassified to Property, Plant and Equipment based on several factors, including the existence of reserves, appropriate approvals from regulatory bodies, joint arrangement partners and the company's internal project approval process.

Determination of Cash Generating Units (CGUs)

A CGU is the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructure, and the way in which management monitors the operations.

Asset Impairment and Reversals

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs of disposal or value-in-use calculations. The key estimates the company applies in determining the recoverable amount normally include estimated future commodity prices, discount rates, expected production volumes, future operating and development costs, tax rates, and refining margins. In determining the recoverable amount, management may also be required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value.

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Decommissioning and Restoration Costs

The company recognizes liabilities for the future decommissioning and restoration of Exploration and Evaluation assets and Property, Plant and Equipment based on estimated future decommissioning and restoration costs. Management applies judgment in assessing the existence and extent as well as the expected method of reclamation of the company's decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or normal operating activities.

Actual costs are uncertain and estimates may vary as a result of changes to relevant laws and regulations related to the use of certain technologies, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserves life. Changes to estimates related to future expected costs, discount rates, inflation assumptions, and timing may have a material impact on the amounts presented.

Employee Future Benefits

The company provides benefits to employees, including pensions and other post-retirement benefits. The cost of defined benefit pension plans and other post-retirement benefits received by employees is estimated based on actuarial valuation methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable, rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.

Other Provisions

The determination of other provisions, including, but not limited to, provisions for royalty disputes, onerous contracts, litigation and constructive obligations, is a complex process that involves judgment about the outcomes of future events, the interpretation of laws and regulations, and estimates on the timing and amount of expected future cash flows and discount rates.

Income Taxes

Management evaluates tax positions, annually or when circumstances require, which involves judgment and could be subject to differing interpretations of applicable tax legislation. The company recognizes a tax provision when a payment to tax authorities is considered probable. However, the results of audits and reassessments and changes in the interpretations of standards may result in changes to those positions and, potentially, a material increase or decrease in the company's assets, liabilities and net earnings.

Deferred Income Taxes

Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in the foreseeable future. To the extent that future taxable income and the application of existing tax laws in each jurisdiction differ significantly from the company's estimate, the ability of the company to realize the deferred tax assets could be impacted.

Deferred tax liabilities are recognized when there are taxable temporary differences that will reverse and result in a future outflow of funds to a taxation authority. The company records a provision for the amount that is expected to be settled, which requires judgment as to the ultimate outcome. Deferred tax liabilities could be impacted by changes in the company's judgment of the likelihood of a future outflow and estimates of the expected settlement amount, timing of reversals, and the tax laws in the jurisdictions in which the company operates.

Fair Value of Financial Instruments

The fair value of a financial instrument is determined, whenever possible, based on observable market data. If not available, the company uses third-party models and valuation methodologies that utilize observable market data that includes forward commodity prices, foreign exchange rates and interest rates to estimate the fair value of financial instruments, including derivatives. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Functional Currency

The designation of the functional currency of the company and each of its subsidiaries is a management judgment based on the composition of revenue and costs in the locations in which it operates.

5. NEW IFRS STANDARDS

(a) Adoption of New IFRS Standards

IFRS 16 Leases

Effective January 1, 2019, the company adopted IFRS 16 Leases (IFRS 16) which replaces IAS 17 Leases (IAS 17) and requires the recognition of most leases on the balance sheet. IFRS 16 effectively removes the classification of leases as either finance or operating leases and treats all leases as finance leases for lessees with optional exemptions for short-term leases where the term is twelve months or less. The accounting treatment for lessors remains essentially unchanged, with the requirement to classify leases as either finance or operating.

The company has selected the modified retrospective transition approach, electing to adjust opening retained earnings with no restatement of comparative figures. As such, comparative information continues to be reported under IAS 17 and International Financial Reporting Interpretations Committee (IFRIC) 4. The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately if they are different from those under IFRS 16 and the impact of the change is disclosed below.

The company's accounting policy under IFRS 16 is as follows:

At inception of a contract, the company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term, where judgment is applied to determine the lease term of the lease contracts in which the company has a renewal option, using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. In addition, the right-of-use assets may be periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the company's incremental borrowing rate. Lease payments include fixed payments, and variable payments that are based on an index or rate.

Cash payments for the principal portion of the lease liability are presented within the financing activities section and the interest portion of the lease liability is presented within the operating activities section of the statement of cash flows. Short-term lease payments and variable lease payments not included in the measurement of the lease liability are presented within the operating activities section of the statement of cash flows.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the company's estimate of the amount expected to be payable under a residual value guarantee, or if the company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Under IAS 17

In the comparative period, the company classified leases that transferred substantially all of the risks and rewards of ownership as finance leases. When this was the case, the leased assets were measured initially at an amount equal to the lower of their fair value and the present value of minimum lease payments. Minimum lease payments were the payments over the lease term that the lessee was required to make, excluding any contingent rent.

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Subsequently, the assets were accounted for in accordance with the accounting policy applicable to that asset.

Assets held under other leases were classified as operating leases and were not recognized in the company's statement of financial position. Payments made under operating leases were recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received were recognized as an integral part of the total lease expense over the term of the lease.

As part of the initial application of IFRS 16, the company also chose to apply the following transitional provisions.

Right-of-use assets are measured at:

•
An amount equal to the lease liability on January 1, 2019, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of transition.

The company applied the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•
Adjusted the right-of-use assets by the amount of any provision for onerous leases recognized in the balance sheet immediately before the date of initial application, as an alternative to performing an impairment review.

•
Elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases with a short-term remaining life upon adoption. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

•
Accounted for each lease component and any non-lease components as a single lease component for crude oil storage tanks.

•
Used hindsight to determine the lease term if the contract contained options to extend or terminate the lease.

The following table summarizes the impact of adopting IFRS 16 on the company's Consolidated Balance Sheets at January 1, 2019. Prior period amounts have not been restated. The effects of the transition have been recognized through retained earnings in equity.

($ millions) Increase (Decrease)	December 31 2018	Adjustments due to IFRS 16	January 1 2019

Assets

Current assets

Accounts receivable	3 206	(2)	3 204

Property, plant and equipment, net	74 245	(1 267)	72 978

Right-of-use assets, net	—	3 059	3 059

Liabilities and Shareholders' Equity

Current liabilities

Current portion of long-term debt	229	(38)	191

Current portion of lease liabilities	—	276	276

Current portion of provisions	667	(1)	666

Long-term debt	13 890	(1 222)	12 668

Long-term lease liabilities	—	2 777	2 777

Other long-term liabilities	2 346	(1)	2 345

Provisions	6 984	(20)	6 964

Deferred income taxes	12 045	5	12 050

Equity	44 005	14	44 019

The following table reconciles the company's operating lease commitments as at December 31, 2018, as previously disclosed in the company's consolidated financial statements as at and for the year ended December 31, 2018, to the additional lease liabilities recognized on initial application of IFRS 16 as at January 1, 2019.

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Reconciliation

($ millions)	January 1 2019

Operating leases as at December 31, 2018 (1)	2 457

Exemption for short-term leases	(42)

Discounting	(623)

Additional lease liabilities recognized due to adoption of IFRS 16 as at January 1, 2019	1 792

(1)
Represents undiscounted lease commitments.

For leases that were previously classified as finance leases under IAS 17, within Property, Plant and Equipment, the carrying amount of the right-of-use asset and the lease liability recognized upon initial application as at January 1, 2019 was determined to be the carrying amount of the finance lease asset and liability under IAS 17 immediately before transition.

The lease liabilities recognized in accordance with IFRS 16 were discounted using the company's incremental borrowing rate upon initial application. The weighted average discount rate used for additional leases recognized as a result of application of IFRS 16 was 3.85% as at January 1, 2019.

Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC 23 Uncertainty over Income Tax Treatments. The interpretation clarifies the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The interpretation requires an entity to consider whether it is probable that a taxation authority will accept an uncertain tax treatment. If the entity considers it to be not probable that a taxation authority will accept an uncertain tax provision, the interpretation requires the entity to use the most likely amount or the expected value. The company adopted the amendment on its effective date of January 1, 2019. The adoption of this amendment did not have any impact on the company's consolidated financial statements.

(b) Recently Announced Accounting Pronouncements

The standards, amendments and interpretations that are issued, but not yet effective up to the date of authorization of the company's consolidated financial statements, and that may have an impact on the disclosures and financial position of the company are disclosed below. The company intends to adopt these standards, amendments and interpretations when they become effective.

Definition of a Business

In October 2018, the IASB issued Definition of a Business (Amendments to IFRS 3). The amendments narrowed and clarified the definition of a business. The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. If an election to use a concentration test is not made, or the test failed, then the assessment focuses on the existence of a substantive process. One important distinction is that "goodwill" can only be recognized as a result of acquiring a business, but not as a result of an asset acquisition. The amendments are effective for annual periods beginning on or after January 1, 2020 and are to be applied prospectively.

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 6. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services and management responsibility. The following summary describes the operations in each of the segments:

•
Oil Sands includes the company's wholly owned operations in the Athabasca oil sands in Alberta to explore, develop and produce bitumen, synthetic crude oil and related products, through the recovery and upgrading of bitumen from mining and in situ operations. This segment also includes the company's joint interest in the Syncrude oil sands mining and upgrading operation, the company's joint interest in the Fort Hills partnership and the company's controlling interest in the East Tank Farm blending and storage facility located near Fort McMurray, Alberta as well as the marketing, supply, transportation and risk management of crude oil, natural gas, power and byproducts. The individual operating segments related to mining operations, in situ, Fort Hills and Syncrude have been aggregated into one reportable segment (Oil Sands) due to the similar nature of their business activities, including the production of bitumen, and the single geographic area and regulatory environment in which they operate.

•
Exploration and Production (E&P) includes offshore activity in East Coast Canada, with interests in the Hibernia, Terra Nova, White Rose and Hebron oilfields, the exploration and production of crude oil and natural gas at Buzzard and Golden Eagle Area Development in the United Kingdom (U.K.), and exploration and production of crude oil at Oda and the development of the Fenja fields in Norway, as well as the marketing and risk management of crude oil and natural gas. Due to unrest in Syria, the company has declared force majeure under its contractual obligations, and Suncor's operations in Syria have been suspended indefinitely. Production in Libya remains partially shut-in due to political unrest, and the timing of a return to normal operations continues to be uncertain.

•
Refining and Marketing includes the refining of crude oil products, and the distribution, marketing, transportation and risk management of refined and petrochemical products, and other purchased products through the retail and wholesale networks located in Canada and the United States (U.S.). The segment also includes trading of crude oil, natural gas and power.

The company also reports activities not directly attributable to an operating segment under Corporate and Eliminations. This includes renewable projects such as the wind power facilities of Chin Chute and Magrath in Alberta, SunBridge in Saskatchewan and Adelaide in Ontario as well as an investment in Enerkem Inc., a waste-to-biofuels and chemicals producer headquartered in Quebec.

Intersegment sales of crude oil and natural gas are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment balances are eliminated on consolidation. Intersegment profit will not be recognized until the related product has been sold to third parties.

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For the years ended December 31(1)(2)	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Revenues and Other Income

Gross revenues	13 948	12 039	3 675	3 869	22 216	23 655	27	29	39 866	39 592

Intersegment revenues	4 399	3 704	—	—	88	123	(4 487)	(3 827)	—	—

Less: Royalties	(917)	(398)	(605)	(652)	—	—	—	—	(1 522)	(1 050)

Operating revenues, net of royalties	17 430	15 345	3 070	3 217	22 304	23 778	(4 460)	(3 798)	38 344	38 542

Other income (loss)	172	387	430	(68)	75	68	(32)	57	645	444

	17 602	15 732	3 500	3 149	22 379	23 846	(4 492)	(3 741)	38 989	38 986

Expenses

Purchases of crude oil and products	1 407	1 563	—	—	15 296	16 656	(4 141)	(4 086)	12 562	14 133

Operating, selling and general	8 027	7 577	525	507	2 173	2 043	519	446	11 244	10 573

Transportation	1 293	1 144	80	85	120	147	(51)	(57)	1 442	1 319

Depreciation, depletion, amortization and impairment	8 170	4 024	1 505	967	823	684	74	63	10 572	5 738

Exploration	127	44	129	78	—	—	—	—	256	122

(Gain) loss on asset exchange and disposal of assets	(14)	(108)	(228)	91	(11)	(7)	—	—	(253)	(24)

Financing expenses	318	320	73	46	55	7	187	1 769	633	2 142

	19 328	14 564	2 084	1 774	18 456	19 530	(3 412)	(1 865)	36 456	34 003

(Loss) earnings before Income Taxes	(1 726)	1 168	1 416	1 375	3 923	4 316	(1 080)	(1 876)	2 533	4 983

Income Tax (Recovery) Expense

Current	266	(128)	626	680	972	1 090	(312)	(392)	1 552	1 250

Deferred	(1 565)	351	(215)	(112)	(49)	72	(89)	129	(1 918)	440

	(1 299)	223	411	568	923	1 162	(401)	(263)	(366)	1 690

Net (Loss) Earnings	(427)	945	1 005	807	3 000	3 154	(679)	(1 613)	2 899	3 293

Capital and Exploration Expenditures	3 522	3 546	1 070	946	818	856	148	58	5 558	5 406

(1)
Beginning in 2019, results from the company's Energy Trading business are included within each of the respective operating business segments to which the respective trading activity relates. The Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment. Prior periods have been restated to reflect this change. The results from the company's Renewable Energy business continue to be included within the Corporate and Eliminations segment.

(2)
The company adopted IFRS 16 on January 1, 2019 using the modified retrospective transition approach and, therefore, prior periods have not been restated. Refer to note 5 for further information.

2019 ANNUAL REPORT   Suncor Energy Inc.  103

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

The company derives revenue from the transfer of goods mainly at a point in time in the following major commodities, revenue streams and geographical regions:

For the years ended December 31 (1)	2019			2018
($ millions)	North America	International	Total	North America	International	Total

Oil Sands

SCO and diesel	13 368	—	13 368	11 659	—	11 659

Bitumen	4 979	—	4 979	4 084	—	4 084

	18 347	—	18 347	15 743	—	15 743

Exploration and Production

Crude oil and natural gas liquids	1 922	1 747	3 669	1 741	2 112	3 853

Natural gas	—	6	6	3	13	16

	1 922	1 753	3 675	1 744	2 125	3 869

Refining and Marketing

Gasoline	9 941	—	9 941	10 819	—	10 819

Distillate	9 447	—	9 447	9 698	—	9 698

Other	2 916	—	2 916	3 261	—	3 261

	22 304	—	22 304	23 778	—	23 778

Corporate and Eliminations	(4 460)	—	(4 460)	(3 798)	—	(3 798)

Total Gross Revenue from Contracts with Customers	38 113	1 753	39 866	37 467	2 125	39 592

(1)
Beginning in 2019, results from the company's Energy Trading business are included within each of the respective operating business segments to which the respective trading activity relates. The Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment. Prior periods have been restated to reflect this change. The results from the company's Renewable Energy business continue to be included within the Corporate and Eliminations segment.

Geographical Information

Operating Revenues, net of Royalties

($ millions)	2019	2018

Canada	31 157	30 813

United States	5 737	5 999

Other foreign	1 450	1 730

	38 344	38 542

Non-Current Assets(1)

($ millions)	December 31 2019	December 31 2018

Canada	75 190	76 708

United States	1 957	1 889

Other foreign	2 173	2 154

	79 320	80 751

(1)
Excludes deferred income tax assets.

104  2019 ANNUAL REPORT   Suncor Energy Inc.

 7. OTHER INCOME

Other income consists of the following:

($ millions)	2019	2018

Risk management and trading activities(1)	155	255

(Losses) gains on valuation of inventory held for trading purposes	(7)	13

Investment and interest income	89	34

Insurance proceeds(2)	431	120

Other	(23)	22

	645	444

(1)
Includes fair value changes related to derivative contracts in the Oil Sands, Exploration and Production, and Refining and Marketing segments.

(2)
2019 includes insurance proceeds for Libyan assets within the Exploration and Production segment (note 34). 2019 and 2018 include business interruption and property damage insurance proceeds for Syncrude within the Oil Sands segment.

8. OPERATING, SELLING AND GENERAL

Operating, Selling and General expense consists of the following:

($ millions)	2019	2018

Contract services(1)	4 380	4 552

Employee costs(1)	3 641	3 263

Materials	869	765

Energy	1 129	1 095

Equipment rentals and leases	345	360

Travel, marketing and other	880	538

	11 244	10 573

(1)
The company incurred $8.5 billion of contract services and employee costs for the year ended December 31, 2019 (2018 – $8.3 billion), of which $8.0 billion (2018 – $7.8 billion) was recorded in Operating, Selling and General expense and $0.5 billion was recorded as Property, Plant and Equipment (2018 – $0.5 billion). Employee costs include salaries, benefits and share-based compensation.

9. FINANCING EXPENSES

Financing expenses consist of the following:

($ millions)	2019	2018

Interest on debt	825	897

Interest on lease liabilities(1)	172	—

Capitalized interest at 5.3% (2018 – 5.4%)	(122)	(156)

Interest expense	875	741

Interest on partnership liability	55	56

Interest on pension and other post-retirement benefits	59	56

Accretion	270	266

Foreign exchange (gain) loss on U.S. dollar denominated debt	(624)	1 090

Operational foreign exchange and other	(2)	(67)

	633	2 142

(1)
The company adopted IFRS 16 on January 1, 2019 using the modified retrospective transition approach and, therefore, prior periods have not been restated. Refer to note 5 for further information.

2019 ANNUAL REPORT   Suncor Energy Inc.  105

 10. INCOME TAXES

Income Tax (Recovery) Expense

($ millions)	2019	2018

Current:

Current year	1 524	1 270

Adjustments to current income tax of prior years	28	(20)

Deferred:

Origination and reversal of temporary differences	(819)	345

Adjustments in respect of deferred income tax of prior years	83	13

Changes in tax rates and legislation	(1 124)	—

Movement in unrecognized deferred income tax assets	(58)	82

Total income tax (recovery) expense	(366)	1 690

Reconciliation of Effective Tax Rate

The provision for income taxes reflects an effective tax rate that differs from the statutory tax rate. A reconciliation of the difference is as follows:

($ millions)	2019	2018

Earnings before income tax	2 533	4 983

Canadian statutory tax rate	26.74%	27.04%

Statutory tax	677	1 347

Add (deduct) the tax effect of:

Non-taxable component of capital (gains) losses	(146)	146

Share-based compensation and other permanent items	25	31

Assessments and adjustments	112	(7)

Impact of income tax rate and legislative changes	(1 067)	—

Foreign tax rate differential	83	111

Non-taxable component of acquisitions and dispositions	—	(14)

Movement in unrecognized deferred income tax assets	(58)	82

Other	8	(6)

Total income tax (recovery) expense	(366)	1 690

Effective tax rate	(14.4)%	33.9%

In the second quarter of 2019, Suncor recognized a deferred income tax recovery of $1.116 billion related to a decrease in the Alberta corporate tax rate from 12% to 8%. The tax rate decrease will be phased in as follows: 11% effective July 1, 2019, 10% effective January 1, 2020, 9% effective January 1, 2021, and 8% effective January 1, 2022. The deferred income tax recovery of $1.116 billion was comprised of $910 million recovery in the Oil Sands segment, $88 million recovery in the Refining and Marketing segment, $70 million recovery in the Exploration and Production segment, and $48 million recovery in the Corporate and Eliminations segment.

106  2019 ANNUAL REPORT   Suncor Energy Inc.

Deferred Income Tax Balances

The significant components of the company's deferred income tax (assets) liabilities and deferred income tax expense (recovery) are comprised of the following:

	Deferred Income Tax (Recovery) Expense		Deferred Income Tax Liability (Asset)

($ millions)	2019	2018	December 31 2019	December 31 2018

Property, plant and equipment	(2 348)	484	12 814	14 666

Decommissioning and restoration provision	259	46	(2 092)	(1 854)

Employee retirement benefit plans	32	15	(576)	(585)

Tax loss carry-forwards	16	(63)	(156)	(172)

Other	123	(42)	(23)	(138)

Net deferred income tax (recovery) expense and liability	(1 918)	440	9 967	11 917

Change in Deferred Income Tax Balances

($ millions)	2019	2018

Net deferred income tax liability, beginning of year	11 917	11 433

Recognized in deferred income tax expense	(1 918)	440

Recognized in other comprehensive income	(23)	39

Foreign exchange, disposition and other	(9)	5

Net deferred income tax liability, end of year	9 967	11 917

Deferred Tax in Shareholders' Equity

($ millions)	2019	2018

Deferred Tax in Other Comprehensive Income

Actuarial (loss) gain on employment retirement benefit plans	(23)	39

Total income tax (recovery) expense reported in equity	(23)	39

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit is probable based on estimated future earnings. Suncor has not recognized an $87 million (2018 – $153 million) deferred income tax asset on $715 million (2018 – $1,134 million) of capital losses related to foreign exchange on U.S. dollar denominated debt, which can only be utilized against future capital gains.

No deferred tax liability has been recognized at December 31, 2019, on temporary differences associated with earnings retained in our investments in foreign subsidiaries, as the company is able to control the timing of the reversal of these differences. Based on current plans, repatriation of funds in excess of foreign reinvestment will not result in material additional income tax expense. Deferred distribution taxes associated with international business operations have not been recorded.

2019 ANNUAL REPORT   Suncor Energy Inc.  107

 11. EARNINGS PER COMMON SHARE

($ millions)	2019	2018

Net earnings	2 899	3 293

(millions of common shares)

Weighted average number of common shares	1 559	1 623

Dilutive securities:

Effect of share options	2	6

Weighted average number of diluted common shares	1 561	1 629

(dollars per common share)

Basic earnings per share	1.86	2.03

Diluted earnings per share	1.86	2.02

12. CASH AND CASH EQUIVALENTS

($ millions)	December 31 2019	December 31 2018

Cash	1 232	1 285

Cash equivalents	728	936

	1 960	2 221

13. SUPPLEMENTAL CASH FLOW INFORMATION

The (increase) decrease in non-cash working capital is comprised of:

($ millions)	2019	2018

Accounts receivable	(1 099)	219

Inventories	(628)	316

Accounts payable and accrued liabilities	1 317	(503)

Current portion of provisions	(14)	(110)

Income taxes payable (net)	436	511

	12	433

Relating to:

Operating activities	(397)	408

Investing activities	409	25

	12	433

108  2019 ANNUAL REPORT   Suncor Energy Inc.

Reconciliation of movements of liabilities to cash flows arising from financing activities:

($ millions)	Short-Term Debt	Current Portion of Long-Term Lease Liabilities	Long-Term Lease Liabilities	Current Portion of Long-Term Debt	Long-Term Debt	Partnership Liability	Dividends Payable

At December 31, 2018	3 231	—	—	229	13 890	477	—

Changes from financing cash flows:

Net repayment of commercial paper	(982)	—	—	—	—	—	—

Gross proceeds from issuance of long-term debt	—	—	—	—	750	—	—

Debt issuance costs	—	—	—	—	(5)	—	—

Repayment of long-term debt	—	—	—	(188)	—	—	—

Realized foreign exchange losses	—	—	—	7	—	—	—

Dividends paid on common shares	—	—	—	—	—	—	(2 614)

Payments of lease liabilities	—	(307)	—	—	—	—	—

Distributions to non-controlling interest	—	—	—	—	—	(7)	—

Non-cash changes:

Dividends declared on common shares	—	—	—	—	—	—	2 614

Unrealized foreign exchange gains	(94)	—	—	(10)	(520)	—	—

Reclassification of debt to lease obligations	—	—	1 260	(38)	(1 222)	—	—

Reclassification of lease obligations	—	617	(617)	—	—	—	—

Deferred financing costs	—	—	—	—	(9)	—	—

Reassessment of partnership liability	—	—	—	—	—	(15)	—

New leases	—	—	1 978	—	—	—	—

At December 31, 2019	2 155	310	2 621	—	12 884	455	—

14. INVENTORIES

($ millions)	December 31 2019	December 31 2018

Crude oil(1)	1 689	1 424

Refined products	1 290	1 033

Materials, supplies and merchandise	782	702

	3 761	3 159

(1)
Includes $210 million of inventories held for trading purposes (2018 – $247 million) which are measured at fair value less costs of disposal based on Level 1 and Level 2 fair value inputs.

During 2019, purchased product inventories of $13.3 billion (2018 – $14.8 billion) were recorded as an expense.

2019 ANNUAL REPORT   Suncor Energy Inc.  109

 15. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Oil and Gas Properties	Plant and Equipment	Total

Cost

At December 31, 2017	36 209	78 639	114 848

Additions	1 221	3 958	5 179

Transfers from exploration and evaluation	31	—	31

Acquisitions (notes 32 to 34)	289	948	1 237

Changes in decommissioning and restoration	85	(22)	63

Disposals and derecognition	(375)	(4 785)	(5 160)

Foreign exchange adjustments	385	291	676

At December 31, 2018	37 845	79 029	116 874

Adoption of IFRS 16 (note 5)	—	1 792	1 792

Additions	1 245	4 351	5 596

Changes in decommissioning and restoration	1 846	49	1 895

Disposals and derecognition	(116)	(439)	(555)

Foreign exchange adjustments	(224)	(214)	(438)

At December 31, 2019	40 596	84 568	125 164

Accumulated provision

At December 31, 2017	(17 975)	(23 380)	(41 355)

Depreciation, depletion, amortization and impairment	(1 739)	(3 849)	(5 588)

Disposals and derecognition	255	4 545	4 800

Foreign exchange adjustments	(324)	(162)	(486)

At December 31, 2018	(19 783)	(22 846)	(42 629)

Depreciation, depletion, amortization and impairment	(2 871)	(7 764)	(10 635)

Disposals and derecognition	116	349	465

Foreign exchange adjustments	149	126	275

At December 31, 2019	(22 389)	(30 135)	(52 524)

Net property, plant and equipment

December 31, 2018	18 062	56 183	74 245

December 31, 2019	18 207	54 433	72 640

	December 31, 2019			December 31, 2018

($ millions)	Cost	Accumulated Provision	Net Book Value	Cost	Accumulated Provision	Net Book Value

Oil Sands	85 246	(30 581)	54 665	80 295	(22 654)	57 641

Exploration and Production	22 876	(15 298)	7 578	21 867	(14 075)	7 792

Refining and Marketing	15 342	(5 768)	9 574	13 627	(5 092)	8 535

Corporate and Eliminations	1 700	(877)	823	1 085	(808)	277

	125 164	(52 524)	72 640	116 874	(42 629)	74 245

At December 31, 2019, the balance of assets under construction and not subject to depreciation or depletion was $5.6 billion (December 31, 2018 – $4.7 billion).

110  2019 ANNUAL REPORT   Suncor Energy Inc.

Due to continued volatility in the crude oil price environment and resulting declines in forecasted long-term heavy crude oil prices, the company performed an asset impairment test on its Fort Hills CGU in the Oil Sands segment. Due to an increase to forecasted capital expenditures within the White Rose CGU, the company also performed an impairment test within the Exploration and Production segment as at December 31, 2019. The impairment tests were performed using recoverable amounts based on the fair value less cost of disposal. An expected cash flow approach was used with the key assumptions discussed below (Level 3 fair value inputs – note 26):

Oil Sands

As a result of the impairment test, the company recorded impairment of $2.80 billion (net of taxes of $0.91 billion) on its share of the Fort Hills project in the Oil Sands segment using the following asset-specific assumptions:

•
Western Canadian Select (WCS) price forecast of US$40.75/bbl in 2020, US$45.60/bbl in 2021, US$49.65/bbl in 2022, US$51.55/bbl in 2023 and US$52.90/bbl in 2024, escalating at 2% per year thereafter over the life of the project up to 2060, adjusted for asset-specific location and quality differentials;

•
the company's share of production ranging from 96,000 to 106,000 bbls/d over the life of the project;

•
cash operating costs averaging $22/bbl to $24/bbl over the life of the project (expressed in real dollars), reflects Operating, Selling and General expense adjusted for non-production costs including Share-based compensation, Research costs, and Excess power revenue; and

•
risk-adjusted discount rate of 7.5% (after-tax).

The recoverable amount of the Fort Hills CGU was $7.7 billion as at December 31, 2019, which also includes the cost of carbon compliance in accordance with current provincial and federal regulations which starts at $30/tonne in 2020, reaches $50/tonne by 2022 and escalates at the rate of inflation thereafter. Estimate of the recoverable amount is most sensitive to the WCS price forecast and discount rate. A 5% decrease in price would have resulted in an increase to the impairment charge of approximately $1.2 billion (after-tax) on the company's share of the Fort Hills assets. A 1% increase in the discount rate would have resulted in an increase to the impairment charge of approximately $900 million (after-tax) on the company's share of the Fort Hills assets.

Exploration and Production

As a result of the impairment test, the company recorded impairment of $393 million (net of taxes of $128 million) on its share of the White Rose assets in the Exploration and Production segment using the following asset-specific assumptions:

•
Brent price forecast of US$65/bbl in 2020, escalating at 2% per year thereafter over the life of the project up to 2036 and adjusted for asset-specific location and quality differentials;

•
the company's share of production of approximately 8,700 bbls/d over the life of the project;

•
the company's share of future capital expenditures of $1.4 billion, including the West White Rose expansion; and

•
risk-adjusted discount rate of 9.0% (after-tax).

The recoverable amount of the White Rose CGU was $360 million as at December 31, 2019, which also includes the cost of carbon compliance in accordance with current provincial and federal regulations which starts at $30/tonne in 2020, reaches $50/tonne by 2022 and escalates at the rate of inflation thereafter. Estimate of the recoverable amount is most sensitive to the Brent price forecast and discount rate. A 5% decrease in price would have resulted in an increase to the impairment charge of approximately $85 million (after-tax) on the company's share of the White Rose assets. A 1% increase in the discount rate would have resulted in an increase to the impairment charge of approximately $35 million (after-tax) on the company's share of the White Rose assets.

2019 ANNUAL REPORT   Suncor Energy Inc.  111

 16. RIGHT-OF-USE ASSETS AND LEASES

The company has lease contracts which include storage tanks, pipelines, railway cars, vessels, buildings, land, and mobile equipment for the purpose of production, storage and transportation of crude oil and related products.

Right-of-use (ROU) assets within Property, Plant and Equipment:

($ millions)	December 31 2019

Property, plant and equipment, net – excluding ROU assets	69 745

ROU assets	2 895

72 640

The following table presents the ROU assets by asset class:

($ millions)	Plant and Equipment

Cost

At January 1, 2019	3 326

Additions and adjustments	186

Foreign exchange	(7)

At December 31, 2019	3 505

Accumulated provision

At January 1, 2019	(267)

Depreciation	(343)

At December 31, 2019	(610)

Net ROU assets

At January 1, 2019 (note 5)	3 059

At December 31, 2019	2 895

Other lease-related items recognized in the Consolidated Statement of Comprehensive Income

($ millions)	For the year ended December 31, 2019

Operating, selling and general

Short-term lease expense	236

Variable lease expense	45

There were no leases with residual value guarantees. Total cash outflow for leases was $464 million for the year ended December 31, 2019.

112  2019 ANNUAL REPORT   Suncor Energy Inc.

 17. EXPLORATION AND EVALUATION ASSETS

($ millions)	December 31 2019	December 31 2018

Beginning of year	2 319	2 052

Acquisitions and additions (Note 32)	193	316

Transfers to oil and gas assets	—	(31)

Dry hole expenses	(66)	(11)

Disposals	(16)	(16)

Amortization	—	(1)

Foreign exchange adjustments	(2)	10

End of year	2 428	2 319

18. OTHER ASSETS

($ millions)	December 31 2019	December 31 2018

Investments	289	237

Prepaids and other	905	889

	1 194	1 126

Prepaids and other includes long-term accounts receivable related to deposits paid on Notices of Reassessments that have been received from the Canada Revenue Agency (CRA) and are unlikely to be settled within one year.

19. GOODWILL AND OTHER INTANGIBLE ASSETS

	Oil Sands	Refining and Marketing

($ millions)	Goodwill	Goodwill	Brand Name	Customer Lists	Total

At December 31, 2017	2 752	140	162	7	3 061

Additions	—	—	—	4	4

Amortization	—	—	—	(4)	(4)

At December 31, 2018	2 752	140	162	7	3 061

Amortization	—	—	—	(3)	(3)

At December 31, 2019	2 752	140	162	4	3 058

The company performed a goodwill impairment test at December 31, 2019 on its Oil Sands segment. Recoverable amounts were based on fair value less costs of disposal calculated using the present value of the segments' expected future cash flows.

Cash flow forecasts are based on past experience, historical trends and third-party evaluations of the company's reserves and resources to determine production profiles and volumes, operating costs, maintenance and capital expenditures. Production profiles, reserves volumes, operating costs, maintenance and capital expenditures are validated against the estimates approved through the company's annual reserves evaluation process and determine the duration of the underlying cash flows used in the discounted cash flow test. Projected cash flows reflect current market assessments of key assumptions, including long-term forecasts of commodity prices, inflation rates, foreign exchange rates and discount rates specific to the asset (Level 3 fair value inputs).

Future cash flow estimates are discounted using after-tax risk-adjusted discount rates. The discount rates are calculated based on the weighted average cost of capital of a group of relevant peers that is considered to represent the rate of return that

2019 ANNUAL REPORT   Suncor Energy Inc.  113

would be required by a typical market participant for similar assets. The after-tax discount rate applied to cash flow projections was 7.5% (2018 – 8%). The company based its cash flow projections on a West Texas Intermediate price of US$60/bbl in 2020 and escalating at an average of 2% thereafter, adjusted for applicable quality and location differentials depending on the underlying CGU. The forecast cash flow period ranged from 20 years to 45 years based on the reserves life of the respective CGU. As a result of this analysis, an impairment of $2.80 billion (net of taxes of $0.91 billion) on company's share of the Fort Hills CGU was recorded (note 15); however, management did not identify any impairment of goodwill within any of the CGUs comprising the Oil Sands operating segment.

The company also performed a goodwill impairment test of its Refining and Marketing CGUs. The recoverable amounts are based on fair value less costs of disposal calculated using the present value of the CGUs' expected future cash flows, based primarily on historical results adjusted for current economic conditions.

20. DEBT AND CREDIT FACILITIES

Debt and credit facilities are comprised of the following:

Short-Term Debt

($ millions)	December 31 2019	December 31 2018

Commercial paper(1)	2 155	3 231

(1)
The commercial paper is supported by a revolving credit facility with a syndicate of lenders. The company is authorized to issue commercial paper to a maximum of $5.0 billion having a term not to exceed 365 days. The weighted average interest rate as at December 31, 2019 was 2.05% (December 31, 2018 – 2.88%).

114  2019 ANNUAL REPORT   Suncor Energy Inc.

Long-Term Debt

($ millions)	December 31 2019	December 31 2018

Fixed-term debt(2)(3)

7.75% Notes, due 2019 (US$140)(4)	—	191

3.10% Series 5 Medium Term Notes, due 2021	749	749

9.25% Debentures, due 2021 (US$300)	403	431

9.40% Notes, due 2021 (US$220)(4)(5)	292	315

4.50% Notes, due 2022 (US$182)(4)	225	234

3.60% Notes, due 2024 (US$750)	968	1 020

3.00% Series 5 Medium Term Notes, due 2026	698	698

7.875% Debentures, due 2026 (US$275)	372	393

8.20% Notes, due 2027 (US$59)(4)	82	87

7.00% Debentures, due 2028 (US$250)	329	346

3.10% Series 6 Medium Term Notes, due 2029	750	—

7.15% Notes, due 2032 (US$500)	647	681

5.35% Notes, due 2033 (US$300)	361	379

5.95% Notes, due 2034 (US$500)	646	680

5.95% Notes, due 2035 (US$600)	747	786

5.39% Series 4 Medium Term Notes, due 2037	599	599

6.50% Notes, due 2038 (US$1 150)	1 487	1 565

6.80% Notes, due 2038 (US$900)	1 186	1 249

6.85% Notes, due 2039 (US$750)	969	1 021

6.00% Notes, due 2042 (US$152)(4)	150	158

4.34% Series 5 Medium Term Notes, due 2046	300	300

4.00% Notes, due 2047 (US$750)	967	1 018

Total unsecured long-term debt	12 927	12 900

Finance leases(6)(7)	—	1 260

Lease liabilities(8) (note 5)	2 931	—

Deferred financing costs	(43)	(41)

	15 815	14 119

Current portion of long-term debt and lease liabilities

Finance leases(6)	—	(38)

Lease liabilities (note 5)	(310)	—

Long-term debt	—	(191)

	(310)	(229)

Total long-term lease liabilities	2 621	—

Total long-term debt	12 884	13 890

(2)
The value of debt includes the unamortized balance of premiums or discounts.

(3)
Certain securities are redeemable at the option of the company.

(4)
Debt acquired through the acquisition of Canadian Oil Sands Limited (COS).

(5)
Subsequent to the acquisition of COS, Moody's Investors Service downgraded COS long-term senior debt rating from Baa3 (negative outlook) to Ba3 (stable outlook). This triggered a change in the coupon rate of the note from 7.9% to 9.4%.

(6)
The company adopted IFRS 16 on January 1, 2019 using the modified retrospective transition approach and, therefore, prior periods have not been restated. Refer to note 5 for further information.

(7)
Interest rates range from 2.9% to 16.5% and maturity dates range from 2027 to 2062.

(8)
Interest rates range from 2.0% to 14.2% and maturity dates range from 2020 to 2062.

2019 ANNUAL REPORT   Suncor Energy Inc.  115

In 2019, the company re-paid its US$140 million (book value of $188 million) senior unsecured notes at maturity, with a coupon of 7.75%, for US$145 million ($195 million), including US$5 million ($7 million) of accrued interest.

In 2019, the company issued $750 million of senior unsecured Series 6 Medium Term Notes maturing on May 24, 2029. The Series 6 Medium Term Notes have a coupon of 3.10% and were priced at $99.761 per $100 principal amount for an effective yield of 3.128%. Interest is paid semi-annually.

In 2018, the company completed an early retirement of US$83 million (book value of $109 million) of subsidiary debt acquired through the acquisition of COS with a coupon of 7.75% originally scheduled to mature on May 15, 2019 for US$88 million ($116 million). The early retirement payment included US$3 million ($4 million) of accrued interest, resulting in a debt extinguishment loss of $3 million ($2 million after-tax).

Scheduled Debt Repayments

Scheduled principal repayments as at December 31, 2019 for lease liabilities, short-term debt and long-term debt are as follows:

($ millions)	Repayment

2020	2 457

2021	1 699

2022	451

2023	175

2024	1 139

Thereafter	12 132

18 053

Credit Facilities

A summary of available and unutilized credit facilities is as follows:

($ millions)	2019

Fully revolving and expires in 2023	3 500

Fully revolving and expires in 2022	3 241

Fully revolving and expires in 2021	1 455

Can be terminated at any time at the option of the lenders	132

Total credit facilities	8 328

Credit facilities supporting outstanding commercial paper	(2 155)

Credit facilities supporting standby letters of credit(1)	(1 284)

Total unutilized credit facilities(2)	4 889

(1)
To reduce costs, the company supported certain credit facilities with $206 million cash collateral as at December 31, 2019 (December 31, 2018 – $108 million).

(2)
Available credit facilities for liquidity purposes at December 31, 2019 increased to $4.701 billion, compared to $3.608 billion at December 31, 2018.

116  2019 ANNUAL REPORT   Suncor Energy Inc.

 21. OTHER LONG-TERM LIABILITIES

($ millions)	December 31 2019	December 31 2018

Pensions and other post-retirement benefits (note 22)	1 577	1 420

Share-based compensation plans (note 25)	289	259

Partnership liability(1)	446	470

Deferred revenue	40	46

Libya Exploration and Production Sharing Agreement (EPSA) signature bonus(2)	79	83

Other	68	68

	2 499	2 346

(1)
The company paid $62 million in 2019 (2018 – $62 million) in distributions to the partners, of which $55 million (2018 – $56 million) was allocated to interest expense and $7 million (2018 – $6 million) to the principal.

(2)
As part of the 2009 acquisition of Petro-Canada, the company assumed the remaining US$500 million obligation for a signature bonus relating to Petro-Canada's ratification of six EPSAs in Libya. At December 31, 2019, the carrying amount of the Libya EPSAs' signature bonus was $81 million (December 31, 2018 – $85 million). The current portion is $2 million (December 31, 2018 – $2 million) and is recorded in Accounts Payable and Accrued Liabilities.

22. PENSIONS AND OTHER POST-RETIREMENT BENEFITS

The company's defined benefit pension plans provide pension benefits at retirement based on years of service and final average earnings (if applicable). These obligations are met through funded registered retirement plans and through unregistered supplementary pensions that are funded through retirement compensation arrangements, and/or paid directly to recipients. The company's contributions to the funded plans are deposited with independent trustees who act as custodians of the plans' assets, as well as the disbursing agents of the benefits to recipients. Plan assets are managed by a pension committee on behalf of beneficiaries. The committee retains independent managers and advisors.

Asset-liability matching studies are performed by a third-party consultant to set the asset mix by quantifying the risk-and-return characteristics of possible asset mix strategies. Investment and contribution policies are integrated within this study, and areas of focus include asset mix as well as interest rate sensitivity.

Funding of the registered retirement plans complies with applicable regulations that require actuarial valuations of the pension funds at least once every three years in Canada and the U.K., and every year in the United States and Germany. The most recent valuations for the registered Canadian plans and U.K. were performed as at December 31, 2019. The company uses a measurement date of December 31 to value the plan assets and remeasure the accrued benefit obligation for accounting purposes.

The company's other post-retirement benefits programs are unfunded and include certain health care and life insurance benefits provided to retired employees and eligible surviving dependants.

The company reports its share of Syncrude's defined benefit and defined contribution pension plans and Syncrude's other post-retirement benefits plan.

The company also provides a number of defined contribution plans, including a U.S. 401(k) savings plan, that provide for an annual contribution of 5% to 11.5% of each participating employee's pensionable earnings.

2019 ANNUAL REPORT   Suncor Energy Inc.  117

Defined Benefit Obligations and Funded Status

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2019	2018	2019	2018

Change in benefit obligation

Benefit obligation at beginning of year	6 730	6 717	557	597

Obligations acquired through acquisition (note 32)	—	185	—	8

Current service costs	220	235	13	13

Plan participants' contributions	16	15	—	—

Benefits paid	(293)	(296)	(24)	(23)

Interest costs	255	236	22	21

Foreign exchange	(13)	14	(1)	1

Settlements	5	5	—	—

Actuarial remeasurement:

Experience gain arising on plan liabilities	(11)	(26)	(2)	(18)

Actuarial gain arising from changes in demographic assumptions	—	(1)	—	—

Actuarial loss (gain) arising from changes in financial assumptions	799	(354)	66	(42)

Benefit obligation at end of year	7 708	6 730	631	557

Change in plan assets

Fair value of plan assets at beginning of year	5 795	5 799	—	—

Assets acquired through acquisition (note 32)	—	153	—	—

Employer contributions	157	182	—	—

Plan participants' contributions	16	15	—	—

Benefits paid	(269)	(273)	—	—

Foreign exchange	(8)	14	—	—

Settlements	5	5	—	—

Administrative costs	(2)	(2)	—	—

Income on plan assets	218	201	—	—

Actuarial remeasurement:

Return on plan assets greater than (less than) discount rate	781	(299)	—	—

Fair value of plan assets at end of year	6 693	5 795	—	—

Net unfunded obligation	1 015	935	631	557

Of the total net unfunded obligations as at December 31, 2019, 97% relates to Canadian pension plans and other post-retirement benefits obligation (December 31, 2018 – 98%). The weighted average duration of the defined benefit obligation under the Canadian pension plans and other post-retirement plans is 14.60 years (2018 – 14.75 years).

118  2019 ANNUAL REPORT   Suncor Energy Inc.

The net unfunded obligation is recorded in Accounts Payable and Accrued Liabilities and Other Long-Term Liabilities (note 21) in the Consolidated Balance Sheets.

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2019	2018	2019	2018

Analysis of amount charged to earnings:

Current service costs	220	235	13	13

Interest costs	37	35	22	21

Defined benefit plans expense	257	270	35	34

Defined contribution plans expense	82	77	—	—

Total benefit plans expense charged to earnings	339	347	35	34

Components of defined benefit costs recognized in Other Comprehensive Income:

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2019	2018	2019	2018

Return on plan assets (excluding amounts included in net interest expense)	(781)	299	—	—

Experience gain arising on plan liabilities	(11)	(26)	(2)	(18)

Actuarial loss (gain) arising from changes in financial assumptions	799	(354)	66	(42)

Actuarial gain arising from changes in demographic assumptions	—	(1)	—	—

Actuarial loss (gain) recognized in other comprehensive income	7	(82)	64	(60)

Actuarial Assumptions

The cost of the defined benefit pension plans and other post-retirement benefits received by employees is actuarially determined using the projected unit credit method of valuation that includes employee service to date and present pay levels, as well as the projection of salaries and service to retirement.

The significant weighted average actuarial assumptions were as follows:

	Pension Benefits		Other Post-Retirement Benefits
(%)	December 31 2019	December 31 2018	December 31 2019	December 31 2018

Discount rate	3.10	3.80	3.10	3.90

Rate of compensation increase	3.00	3.00	3.00	3.00

The discount rate assumption is based on the interest rate on high-quality bonds with maturity terms equivalent to the benefit obligations.

The defined benefit obligation reflects the best estimate of the mortality of plan participants both during and after their employment. The mortality assumption is based on a standard mortality table adjusted for actual experience over the past five years.

In order to measure the expected cost of other post-retirement benefits, it was assumed for 2019 that the health care costs would increase annually by 6.50% per person (2018 – 6.50%). From 2020, this rate will decrease 0.5% annually to 5% by 2022, and remain at that level thereafter.

2019 ANNUAL REPORT   Suncor Energy Inc.  119

Assumed discount rates and health care cost trend rates may have a significant effect on the amounts reported for pensions and other post-retirement benefits obligations for the company's Canadian plans. A change of these assumptions would have the following effects:

	Pension Benefits
($ millions)	Increase	Decrease

1% change in discount rate

Effect on the aggregate service and interest costs	(25)	31

Effect on the benefit obligations	(988)	1 271

	Other Post-Retirement Benefits
($ millions)	Increase	Decrease

1% change in discount rate

Effect on the benefit obligations	(74)	91

1% change in health care cost

Effect on the aggregate service and interest costs	1	(1)

Effect on the benefit obligations	30	(26)

Plan Assets and Investment Objectives

The company's long-term investment objective is to secure the defined pension benefits while managing the variability and level of its contributions. The portfolio is rebalanced periodically, as required, to the plans' target asset allocation as prescribed in the Statement of Investment Policies and Procedures approved by the Board of Directors. Plan assets are restricted to those permitted by legislation, where applicable. Investments are made through pooled, mutual, segregated or exchange traded funds.

The company's weighted average pension plan asset allocations, based on market values as at December 31, are as follows:

(%)	2019	2018

Equities, comprised of:

– Canada	12	13

– United States	19	17

– Foreign	19	18

	50	48

Fixed income, comprised of:

– Canada	41	43

Real estate, comprised of:

– Canada	9	9

Total	100	100

Equity securities do not include any direct investments in Suncor shares. The fair value of equity and fixed income securities is based on the trading price of the underlying fund. The fair value of real estate investments is based on independent third-party appraisals.

During the year, the company made cash contributions of $157 million (2018 – $182 million) to its defined benefit pension plans, of which $2 million (2018 – $2 million) was contributed to the solvency reserve account in Alberta. The company expects to make cash contributions to its defined benefit pension plans in 2020 of $176 million.

120  2019 ANNUAL REPORT   Suncor Energy Inc.

 23. PROVISIONS

($ millions)	Decommissioning and Restoration(1)	Royalties	Other(2)	Total

At December 31, 2017	7 465	240	254	7 959

Liabilities incurred	345	9	101	455

Change in discount rate	(663)	—	—	(663)

Changes in estimates	114	(67)	(16)	31

Liabilities settled	(469)	(84)	(25)	(578)

Accretion	266	—	—	266

Asset acquisitions	133	—	—	133

Foreign exchange	48	—	—	48

At December 31, 2018	7 239	98	314	7 651

Less: current portion	(538)	(98)	(31)	(667)

	6 701	—	283	6 984

At December 31, 2018	7 239	98	314	7 651

Adoption of IFRS 16 impact (note 5)	—	—	(21)	(21)

At January 1, 2019, adjusted	7 239	98	293	7 630

Liabilities incurred	346	60	(4)	402

Change in discount rate	1 344	—	—	1 344

Changes in estimates	193	(25)	1	169

Liabilities settled	(464)	—	(14)	(478)

Accretion	270	—	—	270

Asset disposals	(1)	—	—	(1)

Foreign exchange	(29)	—	—	(29)

At December 31, 2019	8 898	133	276	9 307

Less: current portion	(475)	(133)	(23)	(631)

	8 423	—	253	8 676

(1)
Represents decommissioning and restoration provisions associated with the retirement of Property, Plant and Equipment and Exploration and Evaluation assets. The total undiscounted amount of estimated future cash flows required to settle the obligations at December 31, 2019 was approximately $12.9 billion (December 31, 2018 – $13.0 billion). A weighted average credit-adjusted risk-free interest rate of 3.30% was used to discount the provision recognized at December 31, 2019 (December 31, 2018 – 4.20%). The credit-adjusted risk-free interest rate used reflects the expected time frame of the provisions. Payments to settle the decommissioning and restoration provisions occur on an ongoing basis and will continue over the lives of the operating assets, which can exceed 50 years.

(2)
Includes legal and environmental provisions.

Sensitivities

Changes to the discount rate would have the following impact on Decommissioning and Restoration liabilities:

As at December 31	2019	2018

1% Increase	(1 629)	(1 099)

1% Decrease	2 365	1 521

2019 ANNUAL REPORT   Suncor Energy Inc.  121

 24. SHARE CAPITAL

Authorized

Common Shares

The company is authorized to issue an unlimited number of common shares without nominal or par value.

Preferred Shares

The company is authorized to issue an unlimited number of senior and junior preferred shares in series, without nominal or par value.

Normal Course Issuer Bid

On May 1, 2018, the company announced its intent to continue its normal course issuer bid program (the 2018 NCIB) to repurchase common shares through the facilities of the Toronto Stock Exchange (the TSX), New York Stock Exchange (the NYSE) and/or alternative trading platforms. Pursuant to the 2018 NCIB, the company was permitted to purchase for cancellation up to 52,285,330 of its common shares between May 4, 2018 and May 3, 2019. On November 14, 2018, Suncor announced an amendment to the 2018 NCIB, effective as of November 19, 2018, which increased the maximum number of aggregate common shares that it was permitted to repurchase for cancellation between May 4, 2018 and May 3, 2019 to 81,695,830.

On May 1, 2019, the company announced its intention to renew its existing normal course issuer bid program (the 2019 NCIB) to continue to repurchase shares under its previously announced buyback program through the facilities of the TSX, NYSE and/or alternative trading platforms. Pursuant to the 2019 NCIB, the company is permitted to purchase for cancellation up to 50,252,231 of its common shares between May 6, 2019 and May 5, 2020. On December 23, 2019, Suncor announced an amendment to the 2019 NCIB, effective as of December 30, 2019, which allows the company to increase the maximum number of aggregate common shares that may be repurchased between May 6, 2019 and May 5, 2020 to 78,549,178. Subsequent to the year end, the Board of Directors approved a further share repurchase program of up to $2.0 billion beginning on March 1, 2020.

The following table summarizes the share repurchase activities during the period:

($ millions except as noted)	2019	2018

Share repurchase activities (thousands of common shares)

Shares repurchased	55 298	64 426

Amounts charged to

Share capital	905	1 040

Retained earnings	1 369	2 013

Share repurchase cost	2 274	3 053

Average repurchase cost per share (dollars)	41.12	47.38

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:

($ millions)	December 31 2019	December 31 2018

Amounts charged to

Share capital	65	111

Retained earnings	103	152

Liability for share purchase commitment	168	263

122  2019 ANNUAL REPORT   Suncor Energy Inc.

 25. SHARE-BASED COMPENSATION

Share-Based Compensation Expense

Reflected in the Consolidated Statements of Comprehensive Income within Operating, Selling and General expense are the following share-based compensation amounts:

($ millions)	2019	2018

Equity-settled plans	50	46

Cash-settled plans	274	181

Total share-based compensation expense	324	227

Liability Recognized for Share-Based Compensation

Reflected in the Consolidated Balance Sheets within accounts payable and accrued liabilities and other long-term liabilities are the following fair value amounts for the company's cash-settled plans:

($ millions)	2019	2018

Current liability	242	286

Long-term liability (note 21)	289	259

Total Liability	531	545

The intrinsic value of the vested awards at December 31, 2019 was $300 million (December 31, 2018 – $328 million).

Stock Option Plans

Suncor grants stock option awards as a form of retention and incentive compensation.

(a) Active Stock Option Plan

Stock options granted by the company on or after August 1, 2010 provide the holder with the right to purchase common shares at the market price on the grant date, subject to fulfilling vesting terms. This plan replaced the pre-merger stock option plan of legacy Suncor and legacy Petro-Canada. Options granted have a seven-year life, vest annually over a three-year period and are accounted for as equity-settled awards.

The weighted average fair value of options granted during the period and the weighted average assumptions used in their determination are as noted below:

	2019	2018

Annual dividend per share (dollars)	1.68	1.44

Risk-free interest rate	1.78%	2.03%

Expected life	5 years	5 years

Expected volatility	26%	24%

Weighted average fair value per option (dollars)	6.61	6.73

The expected life is based on historical stock option exercise data and current expectations. The expected volatility considers the historical volatility in the price of Suncor's common shares over a period similar to the life of the options, and is indicative of future trends.

(b) Discontinued Stock Option Plans

Executive and Key Contributor Stock Options

Options granted under these plans generally have a seven- to ten-year life and vest over a three-year period. These plans were in place prior to August 1, 2009, at the time of the merger between Petro-Canada and Suncor, and are accounted for as equity-settled awards.

2019 ANNUAL REPORT   Suncor Energy Inc.  123

The following table presents a summary of the activity related to Suncor's stock option plans:

	2019		2018

	Number (thousands)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)

Outstanding, beginning of year	28 935	38.25	31 110	36.96

Granted	7 756	42.96	7 231	43.19

Exercised as options for common shares	(2 688)	33.37	(7 927)	35.95

Forfeited/expired	(121)	42.57	(1 479)	47.88

Outstanding, end of year	33 882	39.70	28 935	38.25

Exercisable, end of year	21 535	37.86	15 374	36.10

Options are exercised regularly throughout the year. Therefore, the weighted average share price during the year of $40.82 (2018 – $46.99) is representative of the weighted average share price at the date of exercise.

For the options outstanding at December 31, 2019, the exercise price ranges and weighted average remaining contractual lives are shown below:

	Outstanding			Exercisable

Exercise Prices ($)	Number (thousands)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)

30.21-34.99	5 614	3	30.36	5 614	30.36

35.00-39.99	6 851	2	37.74	6 782	37.74

40.00-44.99	21 235	5	42.70	9 078	42.50

45.00-49.99	54	6	48.00	18	48.04

50.00-54.27	128	6	52.40	43	52.40

Total	33 882	4	39.70	21 535	37.86

Common shares authorized for issuance by the Board of Directors that remain available for the granting of future options:

(thousands)	2019	2018

	14 295	21 929

Share Unit Plans

Suncor grants share units as a form of retention and incentive compensation. Share unit plans are accounted for as cash-settled awards.

(a) Performance Share Units (PSUs)

A PSU is a time-vested award entitling employees to receive varying degrees of cash (0% – 200% of the company's share price at time of vesting) contingent upon Suncor's total shareholder return (stock price appreciation and dividend income) relative to a peer group of companies. Cash payments for awards granted in 2019 and onwards are contingent upon Suncor's total shareholder return and annual return on capital employed performance. PSUs vest approximately three years after the grant date.

(b) Restricted Share Units (RSUs)

A RSU is a time-vested award entitling employees to receive cash calculated based on an average of the company's share price leading up to vesting. RSUs vest approximately three years after the grant date.

124  2019 ANNUAL REPORT   Suncor Energy Inc.

(c) Deferred Share Units (DSUs)

A DSU is redeemable for cash or a common share for a period of time after a unitholder ceases employment or Board membership. The DSU Plan is limited to executives and members of the Board of Directors. Members of the Board of Directors receive an annual grant of DSUs as part of their compensation and may elect to receive their fees in cash only or in increments of 50% or 100% allocated to DSUs. Executives may elect to receive their annual incentive bonus in cash only or in increments of 25%, 50%, 75% or 100% allocated to DSUs.

The following table presents a summary of the activity related to Suncor's share unit plans:

(thousands)	PSU	RSU	DSU

Outstanding, December 31, 2017	2 267	16 072	1 302

Granted	1 553	4 796	192

Redeemed for cash	(1 623)	(5 962)	(189)

Forfeited/expired	—	(314)	—

Outstanding, December 31, 2018	2 197	14 592	1 305

Granted	1 212	4 861	200

Redeemed for cash	(1 210)	(5 577)	(217)

Forfeited/expired	(6)	(274)	(1)

Outstanding, December 31, 2019	2 193	13 602	1 287

Stock Appreciation Rights (SARs)

A SAR entitles the holder to receive a cash payment equal to the difference between the stated exercise price and the market price of the company's common shares on the date the SAR is exercised, and is accounted for as a cash-settled award.

SARs have a seven-year life and vest annually over a three-year period.

The following table presents a summary of the activity related to Suncor's SARs plan:

	2019		2018

	Number (thousands)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)

Outstanding, beginning of year	363	38.60	387	36.38

Granted	112	42.95	108	43.09

Exercised	(44)	34.53	(126)	35.65

Forfeited/expired	(46)	42.85	(6)	38.36

Outstanding, end of year	385	39.83	363	38.60

Exercisable, end of year	223	37.62	170	36.57

2019 ANNUAL REPORT   Suncor Energy Inc.  125

 26. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The company's financial instruments consist of cash and cash equivalents, accounts receivable, derivative contracts, substantially all accounts payable and accrued liabilities, debt, and certain portions of other assets and other long-term liabilities.

Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturities of those instruments.

The company's long-term debt and long-term financial liabilities are recorded at amortized cost using the effective interest method. At December 31, 2019, the carrying value of fixed-term debt accounted for under amortized cost was $12.9 billion (December 31, 2018 – $12.9 billion) and the fair value at December 31, 2019 was $16.1 billion (December 31, 2018 – $14.2 billion). The increase in fair value of debt is mainly due to the decline in interest rates during the year. The estimated fair value of long-term debt is based on pricing sourced from market data, which is considered a Level 2 fair value input.

Suncor entered into a partnership with Fort McKay First Nation (FMFN) and Mikisew Cree First Nation (MCFN) in 2018 where FMFN and MCFN acquired a combined 49% partnership interest in the East Tank Farm Development. The partnership liability is recorded at amortized cost using the effective interest method. At December 31, 2019, the carrying value of the Partnership liability accounted for under amortized cost was $455 million (December 31, 2018 – $477 million).

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.

The changes in the fair value of non-designated derivatives are as follows:

($ millions)	2019	2018

Fair value outstanding, beginning of year	60	(105)

Cash Settlements – received during the year	(254)	(90)

Changes in fair value recognized in earnings during the year (note 7)	155	255

Fair value outstanding, end of year	(39)	60

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  •
  Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

  •
  Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs, or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes, and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

  •
  Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at December 31, 2019, the company does not have any derivative instruments measured at fair value Level 3.

126  2019 ANNUAL REPORT   Suncor Energy Inc.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company's derivative financial instrument assets and liabilities and assets available for sale measured at fair value for each hierarchy level as at December 31, 2019 and 2018.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	63	152	—	215

Accounts payable	(43)	(112)	—	(155)

Balance at December 31, 2018	20	40	—	60

Accounts receivable	33	61	—	94

Accounts payable	(66)	(67)	—	(133)

Balance at December 31, 2019	(33)	(6)	—	(39)

During the year ended December 31, 2019, there were no transfers between Level 1 and Level 2 fair value measurements.

Offsetting Financial Assets and Liabilities

The company enters into arrangements that allow for offsetting of derivative financial instruments and accounts receivable (payable), which are presented on a net basis on the balance sheet, as shown in the table below as at December 31, 2019 and 2018.

Financial Assets

($ millions)	Gross Assets	Gross Liabilities Offset	Net Amounts Presented

Fair value of derivative assets	1 599	(1 384)	215

Accounts receivable	1 837	(882)	955

Balance at December 31, 2018	3 436	(2 266)	1 170

Fair value of derivative assets	1 737	(1 643)	94

Accounts receivable	2 860	(1 289)	1 571

Balance at December 31, 2019	4 597	(2 932)	1 665

Financial Liabilities

($ millions)	Gross Liabilities	Gross Assets Offset	Net Amounts Presented

Fair value of derivative liabilities	(1 539)	1 384	(155)

Accounts payable	(1 798)	882	(916)

Balance at December 31, 2018	(3 337)	2 266	(1 071)

Fair value of derivative liabilities	(1 776)	1 643	(133)

Accounts payable	(2 532)	1 289	(1 243)

Balance at December 31, 2019	(4 308)	2 932	(1 376)

Risk Management

The company is exposed to a number of different risks arising from financial instruments. These risk factors include market risks, comprising commodity price risk, foreign currency risk and interest rate risk, as well as liquidity risk and credit risk.

The company maintains a formal governance process to manage its financial risks. The company's Commodity Risk Management Committee (CRMC) is charged with the oversight of the company's trading and credit risk management activities. These activities are intended to manage risk associated with open price exposure of specific volumes in transit or storage, enhance the company's operations, and enhance profitability through informed market calls, market diversification, economies of scale, improved transportation access, and leverage of assets, both physical and contractual. The CRMC, acting

2019 ANNUAL REPORT   Suncor Energy Inc.  127

under the authority of the company's Board of Directors, meets regularly to monitor limits on risk exposures, review policy compliance and validate risk-related methodologies and procedures.

The nature of the risks faced by the company and its policies for managing such risks remain unchanged from December 31, 2018.

1) Market Risk

Market risk is the risk or uncertainty arising from market price movements and their impact on the future performance of the business. The market price movements that could adversely affect the value of the company's financial assets, liabilities and expected future cash flows include commodity price risk, foreign currency exchange risk and interest rate risk.

(a) Commodity Price Risk

Suncor's financial performance is closely linked to crude oil prices (including pricing differentials for various product types) and, to a lesser extent, natural gas and refined product prices. The company may reduce its exposure to commodity price risk through a number of strategies. These strategies include entering into derivative contracts to limit exposure to changes in crude oil prices during transportation.

An increase of US$10/bbl of crude oil as at December 31, 2019 would decrease pre-tax earnings for the company's outstanding derivative financial instruments by approximately $46 million (2018 – $39 million).

(b) Foreign Currency Exchange Risk

The company is exposed to foreign currency exchange risk on revenues, capital expenditures, or financial instruments that are denominated in a currency other than the company's functional currency (Canadian dollars). As crude oil is priced in U.S. dollars, fluctuations in US$/Cdn$ exchange rates may have a significant impact on revenues. This exposure is partially offset through the issuance of U.S. dollar denominated debt. A 1% strengthening in the Cdn$ relative to the US$ as at December 31, 2019 would increase pre-tax earnings related to the company's debt by approximately $146 million (2018 – $167 million).

(c) Interest Rate Risk

The company is exposed to interest rate risk as changes in interest rates may affect future cash flows and the fair values of its financial instruments. The primary exposure is related to its revolving-term debt of commercial paper and future debt issuances.

To manage the company's exposure to interest rate volatility, the company may periodically enter into interest rate swap contracts to fix the interest rate of future debt issuances. As at December 31, 2019, the company had no outstanding forward starting swaps. The weighted average interest rate on total debt, including lease liabilities, for the year ended December 31, 2019 was 5.6% (2018 – 5.4%).

The company's net earnings are sensitive to changes in interest rates on the floating rate portion of the company's debt, which are offset by cash balances. To the extent interest expense is not capitalized, if interest rates applicable to floating rate instruments increased by 1%, it is estimated that the company's pre-tax earnings would decrease by approximately $2 million (2018 – approximately $10 million). This assumes that the amount and mix of fixed and floating rate debt remains unchanged from December 31, 2019. The proportion of floating interest rate exposure at December 31, 2019 was 12.0% of total debt outstanding (2018 – 18.6%).

2) Liquidity Risk

Liquidity risk is the risk that Suncor will not be able to meet its financial obligations when due. The company mitigates this risk by forecasting spending requirements as well as cash flow from operating activities, and maintaining sufficient cash, credit facilities, and debt shelf prospectuses to meet these requirements. Suncor's cash and cash equivalents and total credit facilities at December 31, 2019 were $2.0 billion and $8.3 billion, respectively. Of Suncor's $8.3 billion in total credit facilities, $4.9 billion were available at December 31, 2019. In addition, Suncor has $2.25 billion of unused capacity under a Canadian debt shelf prospectus and an unused capacity of US$3.0 billion under a U.S. debt shelf prospectus. The ability of the company to raise additional capital utilizing these shelf prospectuses is dependent on market conditions. The company believes it has sufficient funding through the use of these facilities and access to capital markets to meet its future capital requirements.

Surplus cash is invested into a range of short-dated money market securities. Investments are only permitted in high credit quality government or corporate securities. Diversification of these investments is managed through counterparty credit limits.

128  2019 ANNUAL REPORT   Suncor Energy Inc.

The following table shows the timing of cash outflows related to trade and other payables and debt.

	December 31, 2018

($ millions)	Trade and Other Payables(1)	Gross Derivative Liabilities(2)	Debt(3)

Within one year	5 492	1 539	4 314

1 to 3 years	42	—	3 362

3 to 5 years	42	—	1 827

Over 5 years	—	—	20 611

	5 576	1 539	30 114

	December 31, 2019

($ millions)	Trade and Other Payables(1)	Gross Derivative Liabilities(2)	Debt(3)	Lease Liabilities(4)

Within one year	6 422	1 568	2 877	470

1 to 3 years	39	208	2 991	796

3 to 5 years	40	—	2 220	616

Over 5 years	—	—	17 183	2 960

	6 501	1 776	25 271	4 842

(1)
Trade and other payables exclude net derivative liabilities of $133 million (2018 – $155 million).

(2)
Gross derivative liabilities of $1 776 million (2018 – $1 539 million) are offset by gross derivative assets of $1 643 million (2018 – $1 384 million), resulting in a net amount of $133 million (2018 – $155 million).

(3)
2018 debt includes short-term debt, long-term debt, finance leases and interest payments on fixed-term debt and commercial paper. 2019 debt excludes lease liabilities.

(4)
The company adopted IFRS 16 on January 1, 2019 using the modified retrospective transition approach and, therefore, prior periods have not been restated. Refer to note 5 for further information.

3) Credit Risk

Credit risk is the risk that a customer or counterparty will fail to perform an obligation or fail to pay amounts due, causing a financial loss. The company's credit policy is designed to ensure there is a standard credit practice throughout the company to measure and monitor credit risk. The policy outlines delegation of authority, the due diligence process required to approve a new customer or counterparty and the maximum amount of credit exposure per single entity. Before transactions begin with a new customer or counterparty, its creditworthiness is assessed, a credit rating and a maximum credit limit are assigned. The assessment process is outlined in the credit policy and considers both quantitative and qualitative factors. The company constantly monitors the exposure to any single customer or counterparty along with the financial position of the customer or counterparty. If it is deemed that a customer or counterparty has become materially weaker, the company will work to reduce the credit exposure and lower the assigned credit limit. Regular reports are generated to monitor credit risk and the Credit Committee meets quarterly to ensure compliance with the credit policy and review the exposures.

A substantial portion of the company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. At December 31, 2019, substantially all of the company's trade receivables were current.

The company may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to meet the terms of the contracts. The company's exposure is limited to those counterparties holding derivative contracts owing to the company at the reporting date. At December 31, 2019, the company's exposure was $1 737 million (December 31, 2018 – $1 599 million).

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 27. CAPITAL STRUCTURE FINANCIAL POLICIES

The company's primary capital management strategy is to maintain a conservative balance sheet, which supports a solid investment grade credit rating profile. This objective affords the company the financial flexibility and access to the capital it requires to execute on its growth objectives.

The company's capital is primarily monitored by reviewing the ratios of net debt to funds from operations(1) and total debt to total debt plus shareholders' equity.

Net debt to funds from operations is calculated as short-term debt plus total long-term debt less cash and cash equivalents, divided by funds from operations for the year then ended.

Total debt to total debt plus shareholders' equity is calculated as short-term debt plus total long-term debt divided by short-term debt plus total long-term debt plus shareholders' equity. This financial covenant under the company's various banking and debt agreements shall not be greater than 65%.

The company's financial covenant is reviewed regularly and controls are in place to maintain compliance with the covenant. The company complied with financial covenants for the years ended December 31, 2019 and 2018. The company's financial measures, as set out in the following schedule, were unchanged from 2018. The company believes that achieving its capital target helps to provide the company access to capital at a reasonable cost by maintaining solid investment grade credit ratings. The company operates in a fluctuating business environment and ratios may periodically fall outside of management's targets. The company addresses these fluctuations by capital expenditure reductions and sales of non-core assets to ensure net debt achieves management's targets.

($ millions)	Capital Measure Target	December 31, 2019	December 31, 2018

Components of ratios

Short-term debt		2 155	3 231

Current portion of long-term debt		—	229

Current portion of long-term lease liabilities		310	—

Long-term debt		12 884	13 890

Long-term lease liabilities		2 621	—

Total debt		17 970	17 350

Less: Cash and cash equivalents		1 960	2 221

Net debt		16 010	15 129

Shareholders' equity		42 042	44 005

Total capitalization (total debt plus shareholders' equity)		60 012	61 355

Funds from operations(1)		10 818	10 172

Net debt to funds from operations	<3.0 times	1.5	1.5

Total debt to total debt plus shareholders' equity	20% – 35%	30%	28%

(1)
Funds from operations is calculated as cash flow from operating activities before changes in non-cash working capital, and is a non-GAAP financial measure.

130  2019 ANNUAL REPORT   Suncor Energy Inc.

 28. JOINT ARRANGEMENTS

Joint Operations

The company's material joint operations as at December 31 are set out below:

Material Joint Operations	Principal Activity	Country of Incorporation and Principal Place of Business	Ownership % 2019	Ownership % 2018

Oil Sands

Operated by Suncor:

Fort Hills Energy Limited Partnership	Oil sands development	Canada	54.11	54.11

Meadow Creek	Oil sands development	Canada	75.00	75.00

Non-operated:

Syncrude	Oil sands development	Canada	58.74	58.74

Exploration and Production

Operated by Suncor:

Terra Nova	Oil and gas production	Canada	37.68	37.68

Non-operated:

Buzzard	Oil and gas production	United Kingdom	29.89	29.89

Fenja Development JV	Oil and gas production	Norway	17.50	17.50

Golden Eagle Area Development	Oil and gas production	United Kingdom	26.69	26.69

Hibernia and the Hibernia South Extension Unit	Oil and gas production	Canada	19.19-20.00	19.19-20.00

Hebron	Oil and gas production	Canada	21.03	21.03

Harouge Oil Operations	Oil and gas production	Libya	49.00	49.00

North Sea Rosebank Project	Oil and gas production	United Kingdom	40.00	40.00

Oda	Oil and gas production	Norway	30.00	30.00

White Rose and the White Rose Extensions	Oil and gas production	Canada	26.13-27.50	26.13-27.50

Joint Ventures and Associates

The company does not have any joint ventures or associates that are considered individually material. Summarized aggregate financial information of the joint ventures and associates, which are all included in the company's Exploration and Production and Refining and Marketing operations, are shown below:

	Joint ventures		Associates

($ millions)	2019	2018	2019	2018

Net (loss) earnings	(7)	11	—	(19)

Other comprehensive income	—	—	—	—

Total comprehensive (loss) income	(7)	11	—	(19)

Carrying amount as at December 31	68	75	76	110

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 29. SUBSIDIARIES

Material subsidiaries, each of which is wholly owned, either directly or indirectly, by the company as at December 31, 2019 are shown below:

Material Subsidiaries	Principal Activity

Canadian Operations
Suncor Energy Oil Sands Limited Partnership	This partnership holds most of the company's Oil Sands operations assets.

Suncor Energy Ventures Corporation	A subsidiary which indirectly owns a 36.74% ownership in the Syncrude joint operation.

Suncor Energy Ventures Partnership	A subsidiary which owns a 22% ownership in the Syncrude joint operation.

Suncor Energy Products Partnership	This partnership holds substantially all of the company's Canadian refining and marketing assets.

Suncor Energy Marketing Inc.	Through this subsidiary, production from the upstream Canadian businesses is marketed. This subsidiary also administers Suncor's energy trading activities and power business, markets certain third-party products, procures crude oil feedstock and natural gas for its downstream business, and procures and markets natural gas liquids (NGLs) and liquefied petroleum gas (LPG) for its downstream business.

U.S. Operations
Suncor Energy (U.S.A.) Marketing Inc.	A subsidiary that procures, markets and trades crude oil, in addition to procuring crude oil feedstock for the company's refining operations.

Suncor Energy (U.S.A.) Inc.	A subsidiary through which the company's U.S. refining and marketing operations are conducted.

International Operations
Suncor Energy UK Limited	A subsidiary through which the majority of the company's North Sea operations are conducted.

The table does not include wholly owned subsidiaries that are immediate holding companies of the operating subsidiaries. For certain foreign operations of the company, there are restrictions on the sale or transfer of production licences, which would require approval of the applicable foreign government.

132  2019 ANNUAL REPORT   Suncor Energy Inc.

 30. RELATED PARTY DISCLOSURES

Related Party Transactions

The company enters into transactions with related parties in the normal course of business, which includes purchases of feedstock, distribution of refined products, and sale of refined products and byproducts. These transactions are with joint ventures and associated entities in the company's Refining and Marketing operations, including pipeline, refined product and petrochemical companies. A summary of the significant related party transactions as at and for the year ended December 31, 2019 and 2018 are as follows:

($ millions)	2019	2018

Sales(1)	676	723

Purchases	215	237

Accounts receivable	38	33

Accounts payable and accrued liabilities	19	15

(1)
Includes sales to Parachem Chemicals Inc. of $269 million (2018 – $338 million).

Compensation of Key Management Personnel

Compensation of the company's Board of Directors and members of the Executive Leadership Team for the years ended December 31 is as follows:

($ millions)	2019	2018

Salaries and other short-term benefits	14	15

Pension and other post-retirement benefits	3	5

Share-based compensation	47	32

	64	52

31. COMMITMENTS, CONTINGENCIES AND GUARANTEES

(a) Commitments

Future payments under the company's commitments, including service arrangements for pipeline transportation agreements and for other property and equipment, are as follows:

	Payment Due by Period

($ millions)	2020	2021	2022	2023	2024	Thereafter	Total

Commitments

Product transportation and storage	1 083	1 034	992	1 076	1 068	9 470	14 723

Energy services	164	150	180	121	61	129	805

Exploration work commitments	7	44	—	—	—	465	516

Other	525	188	133	118	100	485	1 549

	1 779	1 416	1 305	1 315	1 229	10 549	17 593

The company has also entered into a pipeline commitment of $5.9 billion with a contract term of 20 years, which is awaiting regulatory approval.

In addition to the commitments in the above table, the company has other obligations for goods and services and raw materials entered into in the normal course of business, which may terminate on short notice. Such obligations include commodity purchase obligations which are transacted at market prices.

2019 ANNUAL REPORT   Suncor Energy Inc.  133

(b) Contingencies

Legal and Environmental Contingent Liabilities

The company is defendant and plaintiff in a number of legal actions that arise in the normal course of business. The company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

The company may also have environmental contingent liabilities, beyond decommissioning and restoration liabilities (recognized in note 23), which are reviewed individually and are reflected in the company's consolidated financial statements if material and more likely than not to be incurred. These contingent environmental liabilities primarily relate to the mitigation of contamination at sites where the company has had operations. For any unrecognized environmental contingencies, the company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and to be funded from the company's cash flow from operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, the impact is not expected to be material.

(c) Guarantees

At December 31, 2019, the company has provided loan guarantees to certain retail licensees and wholesale marketers. Suncor's maximum potential amount payable under these loan guarantees is $125 million.

The company has also agreed to indemnify holders of all notes and debentures and the company's credit facility lenders (see note 20) for added costs relating to withholding taxes. Similar indemnity terms apply to certain facility and equipment leases. There is no limit to the maximum amount payable under these indemnification agreements. The company is unable to determine the maximum potential amount payable as government regulations and legislation are subject to change without notice. Under these agreements, the company has the option to redeem or terminate these contracts if additional costs are incurred.

The company also has guaranteed its working-interest share of certain joint operation undertakings related to transportation services agreements entered into with third parties. The guaranteed amount is limited to the company's share in the joint arrangement. As at December 31, 2019, the probability is remote that these guarantee commitments will impact the company.

32. ACQUISITION OF ADDITIONAL OWNERSHIP INTEREST IN THE SYNCRUDE PROJECT

On February 23, 2018, Suncor completed the purchase of an additional 5% working interest in the Syncrude project from Mocal Energy Limited for $923 million cash. Suncor's share in the Syncrude project has increased to 58.74%.

The acquisition has been accounted for as a business combination using the acquisition method. The purchase price allocation is based on management's best estimates of fair values of Syncrude's assets and liabilities as at February 23, 2018.

($ millions)

Accounts receivable	2

Inventory	15

Property, plant and equipment	998

Exploration and evaluation	163

Total assets acquired	1 178

Accounts payable and accrued liabilities	(51)

Employee future benefits	(33)

Decommissioning provision	(169)

Deferred income taxes	(2)

Total liabilities assumed	(255)

Net assets acquired	923

134  2019 ANNUAL REPORT   Suncor Energy Inc.

The fair values of accounts receivable and accounts payable approximate their carrying values due to the short-term maturity of the instruments. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment, and the decommissioning provision were determined using an expected future cash flow approach. Key assumptions used in the calculations were discount rates, future commodity prices and costs, timing of development activities, projections of oil reserves, and cost estimates to abandon and reclaim the mine and facilities.

The additional working interest in Syncrude contributed $270 million to gross revenues and a $7 million net loss to consolidated net earnings from the acquisition date to December 31, 2018.

Had the acquisition occurred on January 1, 2018, the additional working interest would have contributed an additional $64 million to gross revenues and $4 million to consolidated net earnings, which would have resulted in gross revenues of $39.66 billion and consolidated net earnings of $3.30 billion for the twelve months ended December 31, 2018.

33. FORT HILLS

During the first quarter of 2018, Suncor acquired an additional 1.05% interest in the Fort Hills project for consideration of $145 million. The additional interest was an outcome of the commercial dispute settlement agreement reached among the Fort Hills partners in December 2017. Teck Resources Limited (Teck) also acquired an additional 0.42% in the project. Suncor's share in the project has increased to 54.11% and Teck's share has increased to 21.31% with Total E&P Canada Ltd.'s share decreasing to 24.58%.

34. OTHER TRANSACTIONS

In the third quarter of 2019, the company recognized a gain on sale of $65 million ($48 million after-tax) in the Exploration and Production segment related to the sale of its non-core Australian assets.

On June 28, 2019, the company completed a transaction to sell its 37% equity interest in Canbriam Energy Inc. (Canbriam) and recognized a gain on sale for the full proceeds of $151 million ($139 million after-tax) in the Exploration and Production segment. The investment in Canbriam was acquired early in 2018 through the exchange of Suncor's northeast British Columbia mineral landholdings, including associated production, and consideration of $52 million.

During the first quarter of 2019, the company received $363 million in insurance proceeds for its Libyan assets ($264 million after-tax). The proceeds may be subject to a provisional repayment, which may be dependent on the future performance and cash flows from Suncor's Libyan assets.

On September 29, 2018, Suncor along with the other working-interest partners in the Joslyn Oil Sands Mining project, agreed to sell 100% of their respective working interests to Canadian Natural Resources Limited for gross proceeds of $225 million, $82.7 million, net to Suncor. Suncor held a 36.75% working interest in Joslyn prior to the transaction. The working-interest partners received cash proceeds of $100 million ($36.8 million, net to Suncor) upon closing, with the remaining $125 million ($45.9 million, net to Suncor) to be received in equal instalments over the next five years. As a result, Suncor has recorded a long-term receivable of $36.7 million within the Other Assets line item and the first instalment of $9.2 million is recorded within the Accounts Receivable line item. The transaction resulted in a gain of $83 million in the Oil Sands segment.

On May 31, 2018, the company completed the previously announced transaction to acquire a 17.5% interest in the Fenja development project in Norway from Faroe Petroleum Norge AS for acquisition costs of US$55 million (approximately $70 million), plus interim settlement costs of $22 million under the acquisition method. This project was sanctioned by its owners in December 2017.

2019 ANNUAL REPORT   Suncor Energy Inc.  135

QuickLinks

  EXHIBIT 99-1
Audited Consolidated Financial Statements of Suncor Energy Inc. for the fiscal year ended December 31, 2019
1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS
2. BASIS OF PREPARATION
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
4. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS
5. NEW IFRS STANDARDS
6. SEGMENTED INFORMATION
7. OTHER INCOME
8. OPERATING, SELLING AND GENERAL
9. FINANCING EXPENSES
10. INCOME TAXES
11. EARNINGS PER COMMON SHARE
12. CASH AND CASH EQUIVALENTS
13. SUPPLEMENTAL CASH FLOW INFORMATION
14. INVENTORIES
15. PROPERTY, PLANT AND EQUIPMENT
16. RIGHT-OF-USE ASSETS AND LEASES
17. EXPLORATION AND EVALUATION ASSETS
18. OTHER ASSETS
19. GOODWILL AND OTHER INTANGIBLE ASSETS
20. DEBT AND CREDIT FACILITIES
21. OTHER LONG-TERM LIABILITIES
22. PENSIONS AND OTHER POST-RETIREMENT BENEFITS
23. PROVISIONS
24. SHARE CAPITAL
25. SHARE-BASED COMPENSATION
26. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
27. CAPITAL STRUCTURE FINANCIAL POLICIES
28. JOINT ARRANGEMENTS
29. SUBSIDIARIES
30. RELATED PARTY DISCLOSURES
31. COMMITMENTS, CONTINGENCIES AND GUARANTEES
32. ACQUISITION OF ADDITIONAL OWNERSHIP INTEREST IN THE SYNCRUDE PROJECT
33. FORT HILLS
34. OTHER TRANSACTIONS